Registration Statement No.
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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON D.C. 20549

                             Form 10

                      ----------------------

                  GENERAL FORM FOR REGISTRATION
                          OF SECURITIES


              Pursuant to Section 12(b) or 12(g) of
               the Securities Exchange Act of 1934

                     -----------------------

                     BNP U.S. FUNDING L.L.C.
      (Exact name of registrant as specified in its charter)


           Delaware                           13-3972207
  (State or other jurisdiction              (I.R.S. Employer
        of incorporation                   Identification No.)
        or organization)



   499 Park Avenue, New York, New York             10022
(Address of principal executive offices)         (Zip Code)

       Registrant's telephone number, including area code:

                          (212) 415-9622

                    --------------------------

               Securities to be registered pursuant
                  to Section 12(b) of the Act:


     Title of each                      Name of each exchange
      class to be                        on which each class
      registered                         is to be registered
     -------------                      ---------------------

         None                                    None

               Securities to be registered pursuant
                   to Section 12(g) of the Act:

           Noncumulative Preferred Securities, Series A
                (Liquidation Preference US$10,000
                 per Series A Preferred Security)
                         (Title of class)

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Item 1.  Business


GENERAL

      BNP U.S. Funding L.L.C. (the "Company") is a Delaware limited liability company formed on October 14, 1997 by the filing of a certificate of formation with the Secretary of State of the State of Delaware and the execution of the Limited Liability Company Agreement of the Company by the New York Branch (the "Branch") of Banque Nationale de Paris, a societe anonyme or limited liability banking corporation, organized under the laws of The Republic of France ("BNP" or the "Bank"). The Company was continued pursuant to the Amended and Restated Limited Liability Company Agreement of the Company (the "Company's Charter" or the "Charter") entered into on December 5, 1997 by the Branch, as holder of all of the common limited liability company interests of the Company (the "Common Securities"), and the holders of the preferred limited liability company interests of the Company (the "Preferred Securities"), including the Noncumulative Preferred Securities, Series A (the "Series A Preferred Securities") as they may exist and be outstanding from time to time. The Bank has agreed with the Company that, for so long as any Series A Preferred Securities are outstanding, the Bank will maintain direct or indirect ownership of 100% of the outstanding Common Securities.

      The Company was formed for the principal purpose of acquiring and holding Eligible Securities (as defined herein) to generate net income for distribution to the holders of the Series A Preferred Securities ("Series A Preferred Securityholders") and the holder of the Common Securities. On December 5, 1997 (the "Closing Date"), (i) 50,000 Series A Preferred Securities were sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act"), (ii) the Branch acquired 53,010 Common Securities (in addition to the single Common Security that it had acquired upon the formation of the Company) and (iii) the Company used the aggregate net proceeds of approximately $1 billion received in connection with the sales referred to in (i) and (ii) to purchase a portfolio of Eligible Securities (the "Initial Portfolio") from the Branch. The Company will acquire Eligible Securities in the future to replace securities held by the Company that are repaid. The acquisition of such additional securities will be funded with the proceeds of principal distributions on the securities included in the securities portfolio of the Company (the "Portfolio") or the issuance of additional Common Securities and additional Preferred Securities. Future acquisitions of Eligible Securities will be made from unaffiliated third parties.

      The Company entered into a services agreement (the "Services Agreement") with the Branch on the Closing Date pursuant to which the Branch maintains the Portfolio and performs other administrative functions. All of the Company's officers and employees are officers or employees of the Branch or the Bank or its affiliates. The securities in the Portfolio are held by Citibank N.A., acting as trustee under the trust agreement between the Company and Citibank N.A. dated December 1, 1997 (the "Trust Agreement").

      The principal executive offices of the Company are located at 499 Park Avenue, New York, New York 10022.

GENERAL DESCRIPTION OF ELIGIBLE SECURITIES; INVESTMENT POLICY

      Types of Eligible Securities

      Eligible Securities consist of (i) mortgage pass-through securities issued or guaranteed by the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC") that represent fractional undivided interests in pools of the relevant mortgage loans ("Agency Securities"); (ii) REMIC securities that are issued or guaranteed by GNMA, FHLMC or FNMA and that represent beneficial ownership interests in trusts established by GNMA, FHLMC or FNMA, the assets of which consist directly or indirectly of Agency Securities or other, previously issued REMIC securities of this type ("REMIC Agency Securities"); (iii) REMIC securities that are issued by an unrelated private company and secured directly or indirectly by Agency Securities and rated AAA by Standard & Poor's as to creditworthiness, that


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represent beneficial ownership interests in a trust established by such private company, the assets of which consist directly or indirectly of Agency Securities, REMIC Agency Securities, or other previously issued REMIC securities of this type ("Agency Collateralized Securities"); (iv) U.S. Treasury securities with a maturity of up to ten years ("Treasuries"); and (v) specified short-term investments not subject to U.S. withholding tax ("Short-Term Instruments" and, collectively with the securities included in (i)-(iv) above, the "Eligible Securities"). Categories (i) through (iii) above are referred to herein as "Mortgage-Backed Securities". All Mortgage-Backed Securities issued or guaranteed by GNMA are backed by the full faith and credit of the United States. No Mortgage-Backed Securities issued by FHLMC or FNMA are backed, directly or indirectly, by the full faith and credit of the United States.

      The types of Agency Securities within the Initial Portfolio are (i) securities backed only by mortgages with adjustable rates that reset annually at a given rate plus a net margin ("Agency ARMs") or (ii) securities backed by mortgages with a fixed rate for a specified period of time, after which they reset annually at a given rate plus a net margin ("Agency Hybrid ARMs"). REMIC Agency Securities include GNMA REMIC Securities, FHLMC REMIC Securities and FNMA REMIC Securities. The trusts set up in connection with REMIC Agency Securities and Agency Collateralized Securities may have elected to be treated as real estate mortgage investment conduits ("REMICs") for federal income tax purposes.

      Government National Mortgage Association

      GNMA is a wholly-owned corporate instrumentality of the United States within the United States Department of Housing and Urban Development. Section 306(g) of Title III of the National Housing Act of 1934, as amended (the "Housing Act"), authorizes GNMA to guarantee the timely payment of the principal of and interest on certificates which represent an interest in a pool of mortgage loans insured by the Federal Housing Administration ("FHA") under the Housing Act, or guaranteed by the Rural Housing Service ("FHA Loans"), or partially guaranteed by the Department of Veterans Affairs ("VA Loans").

      Section 306(g) of the Housing Act provides that "the full faith and credit of the United States is pledged to the payment of all amounts which may be required to be paid under any guaranty under this subsection." In order to meet its obligations under any such guarantee, GNMA may, under Section 306(d) of the Housing Act, borrow from the United States Treasury with no limitation as to amount.

      GNMA Certificates

      Each GNMA Certificate held by the Company (which may be issued under either the GNMA I program or the GNMA II program) is and will be a "fully modified pass-through" mortgage-backed certificate issued and serviced by a mortgage banking company or other financial concern ("GNMA Issuer") approved by GNMA or by FNMA as a seller-servicer of FHA Loans and/or VA Loans. Each GNMA Certificate represents a fractional undivided interest in a pool of such mortgage loans. GNMA will approve the issuance of each such GNMA Certificate in accordance with a guaranty agreement (a "Guaranty Agreement") between GNMA and the GNMA Issuer. Pursuant to its Guaranty Agreement, a GNMA Issuer is and will be required to advance its own funds in order to make timely payments of all amounts due on each such GNMA Certificate, even if the payments received by the GNMA Issuer on the FHA Loans or VA Loans underlying each such GNMA Certificate are less than the amounts due on each such GNMA Certificate.

      The full and timely payment of principal of and interest on each GNMA Certificate is and will be guaranteed by GNMA, which obligation is backed by the full faith and credit of the United States. Each such GNMA Certificate has and will have an original maturity of not more than approximately 30 years (but may have an original maturity of substantially less than 30 years). Each such GNMA Certificate is and will be based on and backed by a pool of FHA Loans or VA Loans secured by one- to four-family residential properties and provides and will provide for the payment by or on behalf of the GNMA Issuer to the registered holder of such GNMA Certificate of scheduled monthly payments of principal and interest equal to the registered holder's proportionate interest in the aggregate amount of the monthly principal and interest payment on each FHA Loan or VA Loan underlying such GNMA Certificate, less the applicable servicing and guarantee fee which together equal the


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difference between the interest on the FHA Loan or VA Loan and the pass-through rate on the GNMA Certificate. In addition, each payment includes and will include proportionate pass-through payments of any prepayments of principal on the FHA Loans or VA Loans underlying such GNMA Certificate and liquidation proceeds in the event of a foreclosure or other disposition of any such FHA Loans or VA Loans.

      If a GNMA Issuer is unable to make the payments on a GNMA Certificate as they become due, it must promptly notify GNMA and request GNMA to make such payments. Upon notification and request, GNMA will make such payments directly to the registered holder of such GNMA Certificate. In the event no payment is made by a GNMA Issuer and the GNMA Issuer fails to notify and request GNMA to make such payment, the holder of such GNMA Certificate will have recourse only against GNMA to obtain such payment. The Company or its nominee, as registered holder of the GNMA Certificates held by the Company, has and will have the right to proceed directly against GNMA under the terms of the Guaranty Agreements relating to such GNMA Certificates for any amounts that are not paid when due.

      Regular monthly installment payments on each GNMA Certificate held by the Company are and will be comprised of interest due as specified on such GNMA Certificate plus the scheduled principal payments on the FHA Loans or VA Loans underlying such GNMA Certificate due on the first day of the month in which the scheduled monthly installment on such GNMA Certificate is due. Such regular monthly installments on each such GNMA Certificate are required to be paid to the Company or its nominee as registered holder by the 15th day of each month in the case of a GNMA I Certificate and are required to be mailed to the Company or its nominee by the 20th day of each month in the case of a GNMA II Certificate. Any principal prepayments on any FHA Loans or VA Loans underlying a GNMA Certificate held by the Company, or any other early recovery of principal on such loan, are and will be passed through to the Company or its nominee as the registered holder of such GNMA Certificate.

      GNMA REMIC Securities

      The GNMA REMIC Securities which are sold in one or more series (each, a "Series") represent interests in separate GNMA REMIC Trusts (each, a "Trust") established from time to time. Each Trust is comprised primarily of (i) GNMA Certificates as to which GNMA has guaranteed the timely payment of principal and interest pursuant to the GNMA I Program or the GNMA II Program and/or (ii) certificates backed by GNMA Certificates as to which GNMA has guaranteed the timely payment of principal and interest pursuant to the GNMA Platinum Program (each, a "GNMA Platinum Certificate") (GNMA Certificates and GNMA Platinum Certificates being collectively referred to herein as "Ginnie Mae Certificates"), and such Trust may in the future include previously-issued GNMA REMIC securities. Each Series of GNMA REMIC Securities is issued in one or more Classes. Each Class of Securities of a Series evidences an interest in future principal payments and/or an interest in future interest payments on the Ginnie Mae Certificates in the related Trust or a group of Ginnie Mae Certificates in the related Trust.

      GNMA guarantees the timely payment of principal and interest on each Class of GNMA REMIC Securities (the "GNMA
Guaranty"). The GNMA Guaranty is backed by the full faith and credit of the United States of America.

      Federal Home Loan Mortgage Corporation

      FHLMC is a publicly-held government-sponsored enterprise created pursuant to Title III of the Emergency Home Finance Act of 1970, as amended (the "FHLMC Act"). FHLMC was established primarily for the purpose of increasing the availability of mortgage credit for the financing of urgently needed housing. It seeks to provide an enhanced degree of liquidity for residential mortgage investments primarily by assisting in the development of secondary markets for conventional mortgages. The principal activity of FHLMC currently consists of the purchase of first lien conventional mortgage loans or participation interests in such mortgage loans and the sale of the mortgage loans or participations so purchased in the form of mortgage securities, primarily FHLMC Certificates. FHLMC is confined to purchasing, so far as practicable, mortgage loans that it deems to be of such quality, type and class as to meet generally the purchase standards imposed by private institutional mortgage investors.


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FHLMC Certificates

      Each FHLMC Certificate represents an undivided interest in a pool of mortgage loans that may consist of first lien conventional loans, FHA Loans or VA Loans (a "FHLMC Certificate group"). FHLMC Certificates are sold under the terms of a Mortgage Participation Certificate Agreement. A FHLMC Certificate may be issued under either FHLMC's Cash Program or Guarantor Program.

      Mortgage loans underlying the FHLMC Certificates will consist of mortgage loans with original terms to maturity of between approximately 10 and 30 years. Each such mortgage loan must meet the applicable standards set forth in the FHLMC Act. A FHLMC Certificate group may include whole loans, participation interests in whole loans and undivided interests in whole loans and/or participations comprising another FHLMC Certificate group. Under the Guarantor Program, any such FHLMC Certificate group may include only whole loans or participation interests in whole loans.

      FHLMC Certificates may be held of record only by the entities eligible to maintain book-entry accounts with a Federal Reserve Bank. The holder of a FHLMC Certificate is not necessarily the beneficial owner thereof. Beneficial owners ordinarily hold FHLMC Certificates through financial intermediaries that, in turn, hold the FHLMC Certificates through an entity eligible to maintain accounts with a Federal Reserve Bank.

      FHLMC guarantees to each registered holder of a FHLMC Certificate the timely payment of interest on the underlying mortgage loans to the extent of the applicable Certificate rate on the registered holder's pro rata share of the unpaid principal balance outstanding on the underlying mortgage loans in the FHLMC Certificate group represented by such FHLMC Certificate, whether or not received. A holder that is not also the beneficial owner of a FHLMC Certificate, and each other financial intermediary in the chain between the holder and the beneficial owner, will be responsible for establishing and maintaining accounts for and making the relevant payments to their respective customers.

      FHLMC also guarantees to each registered holder of a FHLMC Certificate collection by such holder of all principal on the underlying mortgage loans, without any offset or deduction, to the extent of such holder's pro rata share thereof, but does not, except in limited cases, guarantee the timely payment of scheduled principal. Pursuant to its guarantees, FHLMC indemnifies holders of FHLMC Certificates against any diminution in principal by reason of charges for property repairs, maintenance and foreclosure. FHLMC may remit the amount due on account of its guaranty of collection of principal at any time after default on an underlying mortgage loan, but not later than
(i) 30 days following foreclosure sale, (ii) 30 days following payment of the claim by any mortgage insurer or (iii) 30 days following the expiration of any right of redemption, whichever occurs later, but in any event no later than one year after demand has been made upon the mortgagor for accelerated payment of principal. In taking actions regarding the collection of principal after default on the mortgage loans underlying FHLMC Certificates, including the timing of demand for acceleration, FHLMC reserves the right to exercise its judgment with respect to the mortgage loans in the same manner as for mortgage loans that it has purchased but not sold. The length of time necessary for FHLMC to determine that a mortgage loan should be accelerated varies with the particular circumstances of each mortgagor, and FHLMC has not adopted standards which require that the demand be made within any specified period.

      FHLMC Certificates are not guaranteed by the United States or by any Federal Home Loan Bank and do not constitute debts or obligations of the United States or any Federal Home Loan Bank. The obligations of FHLMC under its guarantee are obligations solely of FHLMC and are not backed by, or entitled to, the full faith and credit of the United States. If FHLMC were unable to satisfy such obligations, distributions to holders of FHLMC Certificates would consist solely of payments and other recoveries on the underlying mortgage loans and, accordingly, monthly distributions to holders of FHLMC Certificates would be affected by delinquent payments and defaults on such mortgage loans.

      Registered holders of FHLMC Certificates are entitled to receive their monthly pro rata share of all principal payments on the underlying mortgage loans received by FHLMC, including any scheduled principal payments, full and partial prepayments of principal and principal received by FHLMC by virtue of condemnation, insurance, liquidation or foreclosure, and repurchases of the mortgage loans by FHLMC or the seller thereof.


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FHLMC is required to remit each registered FHLMC
Certificateholder's pro rata share of principal payments on the underlying mortgage loans, interest at the FHLMC pass-through rate and any other sums such as prepayment fees, within 60 days of the date on which such payments are deemed to have been received by FHLMC.

      Under FHLMC's Cash Program, with respect to pools formed prior to June 1, 1987, there is no limitation on the amount by which interest rates on the mortgage loans underlying a FHLMC Certificate may exceed the pass-through rate on the FHLMC Certificate. With respect to FHLMC Certificates issued on or after June 1, 1987, the maximum interest rate on the mortgage loans underlying such FHLMC Certificates may exceed the pass-through rate by 50 to 100 basis points. Under such program, FHLMC purchases groups of whole mortgage loans from sellers at specified percentages of their unpaid principal balances, adjusted for accrued or prepaid interest, which when applied to the interest rate of the mortgage loans and participations purchased results in the yield (expressed as a percentage) required by FHLMC. The required yield, which includes a minimum servicing fee retained by the servicer, is calculated using the outstanding principal balance. The rate of interest rates on the mortgage loans and participations in a FHLMC Certificate group under the Cash Program will vary since mortgage loans and participations are purchased and assigned to a FHLMC Certificate group based upon their yield to FHLMC rather than on the interest rate on the underlying mortgage loans. Under FHLMC's guarantor program, interest rates on the mortgage loans underlying a FHLMC Certificate may range from the pass-through rate plus a minimum servicing fee) to 250 basis points higher than such rate. FHLMC Certificates may also be backed by adjustable rate mortgages.

      FHLMC Certificates duly presented for registration of ownership on or before the last business day of a month are registered effective as of the first day of the month. The first remittance to a registered holder of a FHLMC Certificate will be distributed so as to be received normally by the 15th day of the second month following the month in which the purchaser became a registered holder of the FHLMC Certificates. Thereafter, such remittance will be distributed monthly to the registered holder so as to be received normally by the 15th day of each month. The Federal Reserve Bank of New York maintains book-entry accounts with respect to FHLMC Certificates sold by FHLMC on or after January 2, 1985, and makes payments of principal and interest each month to the registered holders thereof in accordance with such holders' instructions.

      FHLMC REMIC Securities

      The FHLMC REMIC Securities consist of REMIC securities issued or guaranteed by FHLMC ("FHLMC REMIC Certificates") which represent beneficial ownership interests in (i) pools of Freddie Mac Gold Mortgage Participation Certificates (the "Gold PCs") and Freddie Mac Gold Giant Mortgage Participation Certificates (the "Gold Giant PCs"); (ii) other pools of Freddie Mac Mortgage Participation Certificates ("Freddie Mac PCs"); (iii) one or more Freddie Mac Stripped Mortgage Participation Certificates ("Stripped Giant PCs"), which represent undivided interests in the distributions on a "Standard Giant PC", which in turn represent beneficial ownership interests in one or more pools of Gold PCs, Gold Giant PCs or FHLMC REMIC Certificates; (iv) one or more previously-issued FHLMC REMIC Certificates; or (v) one or more Ginnie Mae Certificates. FHLMC REMIC Securities may also include other REMIC securities issued or guaranteed by FHLMC which are secured directly or indirectly by mortgages. The Freddie Mac PCs, Gold PCs and Gold Giant PCs issued by FHLMC represent either an undivided interest in a group of residential mortgages purchased by FHLMC or participations therein. Each FHLMC REMIC Certificate is a regular interest in a REMIC trust established by FHLMC and is a part of a series of multiclass mortgage participation certificates issued by FHLMC. Distributions on the FHLMC REMIC Securities are made on the 15th day of each month, of if such day is not a business day, on the next succeeding business day.

      FHLMC guarantees to each holder of a FHLMC REMIC Certificate the timely payment of interest and the payment of principal as principal payments are required to be made on the underlying Gold PCs and Gold Giant PCs in accordance with their terms. FHLMC guarantees to each holder of the Gold PC or Gold Giant PC the timely payment of interest and the timely payment of principal due to be paid on the underlying mortgage loans as calculated by FHLMC, to the extent of such holder's pro rata share of the unpaid principal balance of such mortgage loans. With respect to Stripped Giant PCs, FHLMC guarantees to each holder thereof the timely payment of interest, if any, at the applicable Stripped Giant PC interest rate and payment of principal, if any, as principal payments are required to be made on the underlying Gold PCs, Gold Giant PCs or FHLMC REMIC Certificates. A series of


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FHLMC REMIC Certificates may be redeemed in whole, but not in part, at the option of FHLMC on any distribution date on or after the date on which, after giving effect to principal payments to be made on such series on such date, the aggregate outstanding principal amount of such series is less than 1% of the aggregate original principal amount of such series. Stripped Giant PCs are not redeemable, but a Stripped Giant PC backed by a FHLMC Multiclass
PC will be retired if such Multiclass PC is redeemed.

      The guarantee of FHLMC is solely the obligation of FHLMC and is not backed by the full faith and credit of the United
States.

      Federal National Mortgage Association

      FNMA is a federally-chartered and privately-owned corporation organized and existing under the Federal National Mortgage Association Charter Act, as amended. FNMA was originally established in 1938 as a United States government agency to provide supplemental liquidity to the mortgage market and was transformed into a stockholder-owned and privately-managed corporation by legislation enacted in 1968.

      FNMA provides funds to the mortgage market primarily by purchasing mortgage loans from lenders, thereby replenishing their funds for additional lending. FNMA acquires funds to purchase mortgage loans from many capital market investors that may not ordinarily invest in mortgages, thereby expanding the total amount of funds available for housing.

      FNMA Certificates

      FNMA Certificates are Guaranteed Mortgage Pass-Through Certificates representing fractional undivided interests in a pool of mortgage loans formed by FNMA. Each mortgage loan must meet the applicable standards of the FNMA purchase program. Mortgage loans comprising a pool are either provided by FNMA from its own portfolio or purchased pursuant to the criteria of the FNMA purchase program.

      Mortgage loans underlying FNMA Certificates held by the Company may include conventional mortgage loans, FHA Loans or VA Loans. Original maturities of substantially all of the conventional, level payment mortgage loans underlying a FNMA Certificate are expected to be between either 8 to 15 years or 20 to 30 years. The original maturities of substantially all of the fixed rate level payment FHA Loans or VA Loans are expected to be 30 years.

      Mortgage loans underlying a FNMA Certificate may have annual interest rates that vary by as much as two percentage points from each other. The rate of interest payable on a FNMA Certificate is equal to the lowest interest rate of any mortgage loan in the related pool, less a specified minimum annual percentage representing servicing compensation and FNMA's guaranty fee. Thus, the annual interest rates on the mortgage loans underlying a FNMA Certificate will generally be between 50 basis points and 250 basis points greater than the annual FNMA Certificate pass-through rate. FNMA Certificates may also be backed by adjustable rate mortgages.

      FNMA guarantees to each registered holder of a FNMA Certificate that it will distribute amounts representing such holder's proportionate share of scheduled principal and interest payments at the applicable pass-through rate provided for by such FNMA Certificate on the underlying mortgage loans, whether or not received, and such holder's proportionate share of the full principal amount of any foreclosed or other finally liquidated mortgage loan, whether or not such principal amount is actually recovered. The obligations of FNMA under its guarantees are obligations solely of FNMA and are not backed by, nor entitled to, the full faith and credit of the United States. If FNMA were unable to satisfy its obligations, distributions to holders of FNMA Certificates would consist solely of payments and other recoveries on the underlying mortgage loans and, accordingly, monthly distributions to holders of FNMA Certificates would be affected by delinquent payments and defaults on such mortgage loans.

      FNMA REMIC Securities

      The FNMA REMIC Securities consist of REMIC securities issued or guaranteed by FNMA ("FNMA REMIC Certificates"), which represent beneficial ownership interests in one or more (i) FNMA
REMIC Trusts, the


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assets of which consist of primarily FNMA Guaranteed Mortgage
Pass-Through Certificates ("FNMA MBS Certificates"); (ii) FNMA Stripped Mortgage-Backed Securities ("FNMA SMBS Certificates") which represent beneficial ownership interests in the principal distributions on certain FNMA MBS Certificates held in the form of one or more Guaranteed MBS Pass-Through Securities ("Mega Certificates") representing interests in a pool of FNMA MBS Certificates; (iii) Ginnie Mae Certificates; or (iv) previously-issued FNMA REMIC Certificates. FNMA REMIC Securities may also include other REMIC securities issued or guaranteed by FNMA which are secured directly or indirectly by mortgages. FNMA MBS Certificates represent beneficial ownership interests in pools of residential mortgage loans.

      Each of the FNMA REMIC Certificates is a REMIC regular interest in a REMIC trust established by FNMA and is part of a multiclass issuance of REMIC pass-through certificates issued by each REMIC trust. Distributions on the FNMA Securities are made on the 25th day of each month or, if such day is not a business day, on the next succeeding business day.

      FNMA guarantees to each holder of a FNMA REMIC Certificate the timely distribution of required installments of principal and interest and the distribution of the principal balance of each FNMA REMIC Certificate in full no later than the final distribution date specified for such FNMA REMIC Certificate whether or not sufficient funds are available therefor in the related trust. FNMA guarantees to each holder of a FNMA MBS Certificate the timely distribution of scheduled installments of principal of an interest on the underlying mortgage loans, whether or not received, and the distribution of the full principal balance of any foreclosed mortgage loan. With respect to FNMA SMBS Certificates, FNMA acknowledges that its obligations to make distributions to holders of FNMA SMBS Certificates are primary obligations of FNMA ranking on a parity with its obligations under its guaranty of the related Mega Certificates. FNMA further acknowledges that FNMA is directly obligated to the holders of FNMA SMBS Certificates in respect of such guaranty obligations to the same extent as if such holders were holders of such Mega Certificates. FNMA may repurchase the underlying mortgage loans, thus indirectly effecting an early termination of the related REMIC trust or FNMA SMBS Certificates, if only one mortgage loan remains in the pool of underlying mortgage loans or the aggregate principal balance of all underlying mortgage loans is less than one percent of the aggregate original principal balance of such mortgage loans.

      The guarantee of FNMA is solely the obligation of FNMA and is not backed by the full faith and credit of the United States.

DESCRIPTION OF THE PORTFOLIO

      Purchase

      The Company acquired the Initial Portfolio on the Closing Date pursuant to the terms of a securities purchase agreement with the Branch (the "Portfolio Securities Purchase Agreement"). The Branch made certain representations and warranties with respect to the securities purchased from it and included in the Initial Portfolio for the benefit of the Company and is obligated to repurchase any securities sold by it to the Company as to which there is a material breach of any such representation or warranty, unless the Branch elects to substitute a qualified security for such security or pay damages to the Company compensating the Company for such breach. The repurchase price for any such security is the higher of (i) the outstanding unpaid principal amount of such security as of the most recent date as of which the issuer of such security (or an authorized person acting on behalf of the issuer) has announced the outstanding unpaid principal amount of such security or released information permitting holders of such security to calculate its outstanding unpaid principal amount plus accrued and unpaid interest, and
(ii) the market value of such security, as if such security was not impaired due to such breach, in each case as of the date of repurchase. The damage payment with respect to any such securities will be equal to the excess of (i) the higher of the unpaid principal balance plus accrued and unpaid interest and the market value of such security, as if such security was not impaired due to such breach, over (ii) the market value of the Company's interest in such security given the occurrence of such breach, in each case as of the date the damage payment is made.


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


General

      Set forth below is a description, as of December 31, 1997, of the Portfolio.

      As of December 31, 1997, the Eligible Securities included in the Portfolio had an aggregate unpaid principal balance of $973,176,760 and an estimated market value of $997,748,181. As of such date, 26.85% (by aggregate unpaid principal balance) of the securities in the Portfolio were floating rate REMIC securities ("Floating-rate REMICs"), 4.81% were fixed rate REMIC securities ("Fixed-rate REMICs"), 36.19% were Agency ARMs, 17.76% were Agency Hybrid ARMs and 14.39% were Treasuries.

      The following table sets forth certain information with respect to each type of security included in the Portfolio:

                             Portfolio

                      As of December 31, 1997


                            Aggregate
                             Unpaid           Percentage of
                            Principal          Portfolio by
                             Balance         Aggregate Unpaid
  Type of Security           ($000)          Principal Balance
--------------------        ---------        -----------------
Floating-rate REMICs        $261,330              26.853%
Fixed-rate REMIC....          46,839               4.813
Agency ARMs.........         352,204              36.191
Agency Hybrid ARMs..         172,804              17.757
Treasuries..........         140,000              14.386
                           ---------            --------
TOTAL                       $973,177             100.00%
                            ========


                                              Weighted Average
                              Number of          Life Range
  Type of Security            Securities         (years)(1)
--------------------          ----------      ----------------
Floating-rate REMICs              18             0.46 - 4.41
Fixed-rate REMIC....               1                10.7
Agency ARMs.........              22             5.57 - 6.80
Agency Hybrid ARMs..               6             5.49 - 5.68
Treasuries..........               2              8.8 - 9.4
                                                 -----------
TOTAL                             49             0.46 - 10.7
                                                 ===========


---------
(1) Determined as described under "--Prepayment Analysis" herein (except for Treasuries where it equals the number of years to the maturity date), and subject to the assumptions and qualifications in that section. Prepayments will not occur at the rate assumed and the actual weighted average lives of the securities may differ significantly from those shown.

DESCRIPTION OF TYPES OF SECURITIES

      Floating-rate REMICs

      Floating-rate REMICs are backed by Agency Securities where a particular portion of the cash flows are directed to the Floating-rate REMICs. FNMA, FHLMC, and GNMA all guarantee the full and timely payment of principal and interest on the pools of mortgages, which flow through to the REMICs. These REMICs are floating-rate securities that reset (i) monthly at the then-current rate of one month LIBOR plus a margin (except one Floating-rate REMIC, see note (2) to the table below). They are subject to a lifetime cap and floor. The cap, floor, and margin all vary by security. The Floating-rate REMICs have final remaining periods to their stated maturities ranging from 8.67 to 29.55 years. The latest stated maturity date of any Floating-rate REMIC in the Portfolio is July 2027.

                             FLOATING-RATE REMICS

                            As of December 31, 1997

                                   Current
                                    Unpaid
                                  Principal           Current
         Series                 Balance ($000)         Coupon     Life Cap
----------------------------    --------------        -------     --------
FANNIE MAE 1993-210 FB......        $45,170            6.525%        9%
FHLMC-GNMA 38 F.............         $8,111            6.625        10
FANNIE MAE 1997-28 FA.......        $26,187            6.02354      10
FANNIE MAE 1996-51 FA.......        $16,007            6.625         9
FREDDIE MAC 1933 FR.........         $8,010            6.625         8.5
FANNIE MAE 1990-121 F.......        $21,845            6.925        11.5
Collateralized Mortgage
    Obligation Trust 66 F...         $1,467            6.725        11
FREDDIE MAC 1382 LC.........         $4,221            6.525        10
FANNIE MAE 1992-141 FA......         $8,017            6.625        10.5
FREDDIE MAC 1256 CA.........         $6,202            6.825        10.5
Morgan Stanley Mortgage
    Trust 41 Class 1........         $7,855            6.775        10
FANNIE MAE 1993-155 FG......         $5,159            6.625         9.5
FREDDIE MAC 1040 H..........        $22,586            7.075        11
FANNIE MAE 1997-37 F........        $31,163            6.525        10
FANNIE MAE 1997-52 F........         $9,515            6.625         9.5
FANNIE MAE 1997-42 F........         $9,300            6.625         9
FANNIE MAE 1997-44 F........         $9,724            6.525        10
FANNIE MAE 1997-67 FB.......        $20,791            6.525         9
Total.......................       $261,330
                                   ========


                                   Margin        Weighted       Prepayment
                                 over LIBOR    Average Life       Speed
         Series                (basis points)   (years)(1)      Assumption
----------------------------   --------------  ------------    -----------
FANNIE MAE 1993-210 FB......        40             2.84          150%PSA
FHLMC-GNMA 38 F.............        50             3.48          200 PSA
FANNIE MAE 1997-28 FA.......        (2)            1.50           50 CPR
FANNIE MAE 1996-51 FA.......        50             2.31          335 PSA
FREDDIE MAC 1933 FR.........        50             1.01          340 PSA
FANNIE MAE 1990-121 F.......        80             3.98          335 PSA
Collateralized Mortgage
    Obligation Trust 66 F...        60             0.46          290 PSA
FREDDIE MAC 1382 LC.........        40             1.15          250 PSA
FANNIE MAE 1992-141 FA......        50             2.81          275 PSA
FREDDIE MAC 1256 CA.........        70             1.84          345 PSA
Morgan Stanley Mortgage
    Trust 41 Class 1........        65             4.40          300 PSA
FANNIE MAE 1993-155 FG......        50             1.25          172 PSA
FREDDIE MAC 1040 H..........        95             4.02          330 PSA
FANNIE MAE 1997-37 F........        40             2.50          335 PSA
FANNIE MAE 1997-52 F........        50             2.69          245 PSA
FANNIE MAE 1997-42 F........        50             3.89          215 PSA
FANNIE MAE 1997-44 F........        40             4.41          225 PSA
FANNIE MAE 1997-67 FB.......        40             1.23          320 PSA
Total.......................


----------------
(1) Determined as described under "--Prepayment Analysis" herein, and subject to the assumptions and qualifications in that section. Prepayments will not occur at the rate assumed and average lives of the securities may differ significantly from those shown.

(2) The FANNIE MAE 1997-28 FA security bears interest at a rate per annum equal to the weighted average coupon of the underlying ARM pools minus 1.45%. The coupon of each such ARM pool adjusts annually, reflecting the weighted averages of the net margins for the underlying mortgages in such pool and the then-current rate of the One-Year Constant Maturity Treasury Index, in each case as of the applicable date.

      Fixed-rate REMICs

      Fixed-rate REMICs are backed by Agency Securities where a particular portion of the cash flows is directed to the Fixed-rate REMICs. FNMA, GNMA and FHLMC all guarantee the full and timely payment of principal and interest on the pools of mortgages, which flow through to the Fixed-rate REMIC. The only Fixed-rate REMIC included in the Portfolio has a coupon of 6.50%. Its stated maturity date is June 2026.

                         FIXED-RATE REMIC

                      As of December 31, 1997


                                 Current                           Prepayment
                                 Unpaid                Weighted       Speed
                                Principal              Average      Assumption
      Series                 Balance ($000)  Coupon  Life (years)      PSA
---------------------        --------------  ------  ------------   ----------

FANNIE MAE 1997-56 PE........   $ 46,839      6.50%      10.7          175%

      Agency ARMs

      The Agency ARMs in the ARM pools consist of securities having the timely payment of principal and interest generally guaranteed by GNMA, FNMA and FHLMC. The pools consist of adjustable rate mortgages, which reset annually at a rate equal to the then-current rate of the One-Year Constant Maturity Treasury Index (as defined below) plus a net margin. Each ARM pool is subject to a periodic cap and a lifetime cap, which vary by agency and pool. The latest stated maturity date of any Agency ARM in the Portfolio is September 2027.

      The One-Year Constant Maturity Treasury Index ("CMT") is the weekly average yield on U.S. Treasury securities adjusted to a constant maturity of one year as published by the Federal Reserve Board in Statistical Release H. 15(519) or any similar publication or, if not so published, as reported by any Federal Reserve Bank or by any U.S. Government department or agency.


                            AGENCY ARMs

                      As of December 31, 1997

                                                    Average
                                                     Number              Pre-
                  Current                     Margin   of              payment
                  Unpaid                      over   Months  Weighted   Speed
                 Principal                    CMT      to    Average   Assump-
                  Balance    Current  Life    (basis  Rate     Life     tion
    Pool No.       ($000)    Coupon   Cap     points) Reset (years)(1)  (CPR)
---------------  ---------   -------  ------  ------- ----- ---------- -------
FN 394850......   $36,147     6.064%  12.06%    233    5.5     5.63      20%
FN 397901......   $44,511     5.887   11.89     233    6.6     5.63      20
FH 846384......   $15,097     7.340   11.73     236    8.5     5.65      30
FN 374711......    $8,702     5.716   11.68     212    3.6     5.60      20
FN 374773......   $12,791     5.836   11.82     232    4.9     5.62      20
FH 410544......    $6,440     5.914   11.91     238    7.6     5.68      20
FH 610727......   $12,405     5.742   11.74     239    4.6     5.68      18
G2 080094......   $49,508     6.000   11.00     150    9.0     6.80       8
FN 313242......    $7,349     7.716   11.86     232    8.1     5.59      30
FN 367349......   $12,089     5.929   11.93     235   11.0     5.61      30
FN 313311......    $7,381     7.408   11.77     238    6.8     5.67      30
FN 363057......   $10,630     5.449   11.39     221   11.9     5.60      30
FN 313190......    $7,827     7.911   12.08     233    6.3     5.57      30
FN 363070......    $6,195     5.494   11.50     220    7.3     5.61      18
FN 313377......   $23,174     6.106   11.56     227   10.2     5.60      30
FN 370479......    $9,288     5.328   11.33     234    6.8     5.60      30
FN 378243......    $3,640     6.221   12.22     235    5.6     5.64      18
FN 313432......   $32,645     5.954   11.81     235    0.5     5.62      30
FN 370478......    $9,999     5.353   11.35     234    0.9     5.60      30
FN 396355......    $8,366     5.600   11.80     233    5.5     5.62      18
FN 374774......    $8,262     5.427   11.39     233    6.5     5.61      18
FN 391247......   $19,758     6.561   11.38     224    7.9     5.68      30
   Total.......  $352,204
                 ========


   ---------------

(1) Determined as described under "--Prepayment Analysis" herein, and subject to the assumptions and qualifications in that section. Prepayments will not occur at the rate assumed and average lives of the securities may differ significantly from those shown.

      Agency Hybrid ARMs

      The Agency Hybrid ARMs in the ARM pools consist of securities having the timely payment of principal and interest guaranteed by FNMA and FHLMC. The pools consist of mortgages that have a fixed coupon for a specified period of time, after which they reset annually at a rate equal to the then-current rate of the One-Year Constant Maturity Treasury Index (as defined above) plus the security net margin. Each ARM pool is subject to a periodic cap and a lifetime cap which vary by pool. The length of the fixed period ranges from 42 to 105 months in the Portfolio, as of December 31, 1997. The latest stated maturity date of any Agency Hybrid ARM in the Portfolio is August 2036.


                        AGENCY HYBRID ARMs

                      As of December 31, 1997


                   Current
                   Unpaid                                     Margin
                  Principal                                   over CMT
                   Balance          Current      Life         (basis
   Pool No.         ($000)          Coupon        Cap         points)
----------------  ---------         -------     ------        -------

FN 345856.......   $16,772           6.865%      11.86%         220
FN 374138.......   $17,753           6.349       11.35          221
FN 361370.......   $48,016           7.559       13.56          227
FN 397136.......   $13,014           7.750       13.75          214
FN 361372.......   $68,308           7.881       12.88          226
FN 312824.......    $8,941           7.375       12.38          225
Total...........  $172,804
                  ========



                     Average
                      Number                      Pre-
                        of                      payment
                      Months      Weighted       Speed
                        to        Average       Assump-
                      Rate          Life         tion
   Pool No.           Reset      (years)(1)      (CPR)
----------------     -------     ----------     -------
FN 345856.......       42.7         5.68          15%
FN 374138.......       48.7         5.57          15
FN 361370.......       53.5         5.50          15
FN 397136.......      105.6         5.56          15
FN 361372.......       85.5         5.49          15
FN 312824.......       84.5         5.49          15
Total...........


----------

(1) Determined as described under "--Prepayment Analysis" herein, and subject to the assumptions and qualifications in that section. Prepayments will not occur at the rate assumed and average lives of the securities may differ significantly from those shown.

                            TREASURIES

                      As of December 31, 1997

                                    Current
                                    Unpaid
                                   Principal                        Number of
                                    Balance                         Years to
      Security Description          ($ 000)    Coupon   Maturity    Maturity
-------------------------------   ----------   ------  ----------   ----------
Tnote 6.625 05/15/07...........   $  70,000    6.625%  05/15/2007      9.4
Tnote 6.5 10/15/06.............      70,000    6.500   10/15/2006      8.8
                                  ----------
   Total.......................    $140,000
                                   ========


PREPAYMENT ANALYSIS

   Mortgage Prepayments

      The rates of principal payments on the Mortgage-Backed Securities depend indirectly on the rates of principal payments on the related underlying mortgages. Mortgage principal payments may be in the form of scheduled amortization or partial or full prepayments. "Prepayments" include prepayments by the borrower, liquidations resulting from default, casualty or condemnation and payments made by the related Agency pursuant to its guarantee of principal (other than scheduled amortization) on such securities. The underlying mortgages are subject to prepayment at any time without penalty.

      Mortgage prepayment rates are likely to fluctuate significantly. In general, when prevailing mortgage interest rates decline significantly below the interest rates on the underlying mortgages, the prepayment rate on the underlying mortgages is likely to increase, although a number of other factors also may influence the prepayment rate. See Item 2 for a discussion of the prepayment history of the securities in the Portfolio.

   Prepayment Models

      Prepayments on pools of mortgages are commonly measured relative to a variety of prepayment models. The models used herein are the constant prepayment rate ("CPR") and the Bond Market Association's standard prepayment model, or "PSA". The CPR model assumes a constant rate of prepayments on an annualized basis. For example, at 10% CPR, mortgage loans are assumed to prepay at a rate of 10% per annum. The PSA model assumes that mortgages will prepay at an annual rate of 0.2% in the first month after origination, that the prepayment rate increases at an annual rate of 0.2% per month up to the 30th month after origination and that the prepayment rate is constant at 6% per annum in the 30th and later months (this assumption is called "100% PSA"). For example, at 100% PSA, mortgages with a loan age of three months (i.e., mortgages in their fourth month after origination) are assumed to prepay at an annual rate of 0.8%. "0% PSA" assumes no prepayments; "50% PSA" assumes prepayment rates equal to 0.50 times 100% PSA; "200% PSA" assumes prepayment rates equal to 2.00 times 100% PSA; and so forth. CPR or PSA are not descriptions of historical prepayment experience or a prediction of the rate of prepayment of the underlying mortgages.

   Weighted Average Life

      The weighted average life of a security refers to the average amount of time that will elapse from the date of its purchase by the Company until each dollar of principal has been repaid to the investor. The weighted average life of an issue of mortgage-backed securities depends primarily on the rate at which principal is paid on the related mortgages. In each case, the Company has calculated the weighted average life by (i) multiplying the assumed net reduction, if any, in the principal amount on each payment date for such mortgage-backed securities by the number of years from the date of purchase by the Company for such mortgage-backed securities to such payment date, (ii) summing the results and (iii) dividing the sum by the aggregate amount of the assumed net reductions in principal amount.

   Modeling Assumptions

      The weighted average lives set forth herein have been prepared on the basis of characteristics of the mortgage-backed securities and the related underlying mortgages included in the Portfolio. The weighted average lives are based on the following assumptions (the "Modeling Assumptions"), among others:

      1. as of December 31, 1997, the mortgage-backed securities have the principal balances set forth in the tables above;

      2. each mortgage loan underlying a mortgage-backed security has characteristics equal to the weighted average of the characteristics of the mortgage loans in the applicable pool as reported on Bloomberg Financial Markets ("Bloomberg") on December 31, 1997;

      3. scheduled monthly payments of principal and interest on the underlying mortgages are received on a timely basis and no defaults occur;

      4. principal prepayments on the underlying mortgage loans for the Floating-rate REMICs and the Fixed-rate REMICs will be received at the respective percentages of the applicable prepayment assumption as reported on the Median Dealer Pre-Payment Forecasts page of Bloomberg on December 31, 1997 and set forth in the above tables. For the Agency ARMs, the Agency Hybrid ARMs and the FANNIE MAE 1997-28 FA, prepayments are assumed to be received at the CPR set forth in the above tables;

      5. the applicable issuer and underlying servicer do not repurchase any underlying mortgage loan and do not make an optional redemption;

      6. with respect to the Agency ARMs, and Agency Hybrid
   ARMS, the level of the One-Year Treasury Index remains constant at 5.20% per annum;

      7. with respect to the Agency ARMs and Agency Hybrid
   ARMs, the scheduled monthly payment for each underlying mortgage loan is adjusted on its next payment date, based upon a security coupon rate equal to the sum of (a) the assumed rate of the One-Year Treasury Index set forth in item 6 above, and (b) the applicable security net margin, so that such scheduled monthly payment would amortize the remaining balance by the end of the weighted average remaining term to stated maturity for the mortgage loans in the applicable pool as reported on Bloomberg on December 31, 1997.

MANAGEMENT POLICIES AND PROGRAMS

      Pursuant to the Services Agreement between the Company and the Branch, the Branch maintains the Portfolio in accordance with the Base Investment Policy Guidelines (as described below and as set forth in Section 6.2(b) of the Charter) and, at any time when the Series A Preferred Securities are not registered under
Section 12(g) of the Exchange Act, the Additional Investment Policy Guidelines (as described below and as set forth in Section 6.2(c) of the Charter). In addition, the Company's Charter specifies certain policies with respect to the acquisition and disposition of securities, use of capital and leverage. The amendment of certain policies requires the approval of the member, or a majority of the members, of the Company's Board of Directors who are not a current officer or employee of the Company, the Bank or any affiliate of the Bank or of any person or persons that, in the aggregate, owns or own more than 50% of the outstanding Common Securities (an "Independent Director"). See Item 11, "Description of Series A Preferred Securities -- Independent Director Approval".

   Asset Acquisition and Disposition Policies

      Subsequent to the acquisition of the Initial Portfolio, the Company will purchase from time to time and in accordance with the Base Investment Policy Guidelines and, at any time when the Series A Preferred Securities are not registered under Section 12(g) of the Exchange Act, the Additional Investment Policy Guidelines, additional securities from third parties unaffiliated with the Bank out of proceeds received in connection with (i) the issuance of additional Common Securities and additional Preferred Securities or (ii) the repayment of securities upon maturity or the prepayment of securities.

      Under the Base Investment Policy Guidelines, (i) the Company may not acquire any assets other than Eligible Securities; (ii) subject to limited exceptions, the Company may not dispose of securities owned by it prior to their maturity without the consent of a majority of the Independent Directors (which consent the Company does not expect to be available); and
(iii) the Company may not dispose of securities owned by it primarily for the purpose of realizing gain or decreasing loss.

      Under the Additional Investment Policy Guidelines, the Company (i) may not acquire assets other than Agency Securities, Treasuries or Short-Term Instruments and (ii) must comply with rules concerning (a) the accumulation of amounts of proceeds from the prepayment or repayment of securities before reinvestment thereof in Eligible Securities, (b) the procedure to be followed for such reinvestment and (c) the criteria (as to issuer, type of securities, weighted average life, maturity and yield) to be applied in selecting new securities. The Company's Charter further provides that the Base and the Additional Investment Policy Guidelines may not be amended without the consent of a majority of the Independent Directors. On December 19, 1997, the Board of Directors of the Company adopted resolutions establishing the Company's policy concerning the short-term investment of interest payments and payments of principal amounts with respect to securities pending either reinvestment in additional Eligible Securities or payment of dividends on the Company's Securities. Such policy provides that interest amounts will be invested in the highest yielding fixed-rate certificates of deposit offered by the Trustee maturing on Dividend Payment Dates and that principal amounts will be invested in a specified offshore deposit account offered by the Trustee.

   Capital and Leverage Policies

      The Company's principal liquidity needs are and will be to pay dividends on the Series A Preferred Securities and to fund the acquisition of additional Eligible Securities as securities held by the Company are repaid. The acquisition of such additional securities is and will be funded with the proceeds of principal distributions on the securities included in the Portfolio or the issuance of additional Common Securities and additional Preferred Securities. The Company has not had and does not anticipate that it will have any other material capital expenditures. The Company believes that the amounts generated from the payment of interest on securities in the Portfolio will provide sufficient funds to meet both operating requirements and payment of dividends by the Company for the foreseeable future.

      The Company is prohibited by its Charter from incurring any indebtedness for borrowed money.

      To the extent that the Board of Directors determines that additional funding is required, the Company may raise such funds through additional equity offerings or retention of cash flow or a combination of these methods. The Company may issue additional series of Preferred Securities. However, the Company may not issue additional Preferred Securities senior to the Series A Preferred Securities without the consent of holders of at least 66 2/3% (by liquidation preference) of the outstanding Series A Preferred Securities at that time, and the Company may not issue additional Preferred Securities on a parity with the Series A Preferred Securities without the approval of a majority of the Company's Independent Directors. The Company may issue additional Preferred Securities if such issuance would appear to provide the Bank with cost-effective means of raising capital for bank regulatory purposes at the time.

   Conflict of Interest Policies

      Because of the nature of the Company's relationship with the Bank and its affiliates, it is likely that conflicts of interest will arise with respect to certain transactions. The officers of the Company are (and the Company anticipates that all future officers will be) officers or employees of the Branch, the Bank or one of its affiliates. Pursuant to the Services Agreement between the Company and the Branch, the Branch will maintain the Company's portfolio of securities as described herein and provide certain accounting, legal, tax and other support services to the Company. Conflicts of interest may arise between the discharge by such individuals of their duties as officers or employees of the Company on the one hand and the Branch, the Bank or one of its affiliates on the other hand. It is the Company's policy that the terms of any financial dealings with the Branch, the Bank or one of its affiliates will be consistent with those available from third parties in the securities markets.

      It is the intention of the Company and the Bank that any agreements and transactions between the Company, on the one hand, and the Bank or its affiliates, on the other hand, including without limitation the Portfolio Securities Purchase Agreement, are fair to all parties and are consistent with market terms for such types of transactions. The requirement in the Company's Charter that certain actions of the Company be approved by a majority of the Independent Directors is also intended to ensure fair dealings between the Company and the Bank and its affiliates. However, there can be no assurance that any such agreement or transaction will be on terms as favorable to the Company as would have been obtained from unaffiliated third parties.

   Other Policies

      The Company intends to operate in a manner that will not subject it to regulation under the Investment Company Act of 1940 (the "1940 Act"). The Company does not intend to (i) invest in the securities of other issuers for the purpose of exercising control over such issuers, (ii) underwrite securities of other issuers, (iii) actively trade in investments, (iv) offer securities in exchange for property, or (v) make loans to third parties, including, without limitation, officers, directors or other affiliates of the Company. The Company may, under certain circumstances, purchase the Series A Preferred Securities and other of its capital securities in the open market or otherwise, provided, however, that, other than during a Shift Period (as defined in Item 11), the Company will not redeem or repurchase any of its Common Securities for so long as any Series A Preferred Securities are outstanding without the approval of a majority of the Independent Directors, unless the Company concurrently redeems an equal proportion of the aggregate liquidation preference (based on the aggregate redemption price) of Series A Preferred Securities unless (i) the General Secretariat of the French Banking Commission (Secretariat general de la Commission bancaire) shall have approved such redemption or repurchase and (ii) each of Moody's Investors Service Inc. and Standard and Poor's (each, a "Rating Agency") then rating the Series A Preferred Securities shall have informed the Company that the redemption or repurchase of such Common Securities would not adversely affect its initial rating of the Series A Preferred Securities.

COMPETITION

      The Company will purchase Eligible Securities in addition to those in the Portfolio as needed to maintain the Company's operations and such additional Eligible Securities will be purchased from third parties that are unaffiliated with the Bank. The Company competes with investment banking firms, savings and loan associations, banks, thrift and loan associations, finance companies, mortgage bankers and insurance companies in acquiring its additional Eligible Securities.

PLAN OF OPERATION FOR THE REMAINDER OF THE 1998 FISCAL YEAR

      The Company intends to manage the securities in the Portfolio in a manner consistent and complying with the Base and Additional Investment Policy Guidelines in order to generate revenues commensurate with the payment of dividends on the Series
A Preferred Securities and the Common Securities.

FORWARD LOOKING STATEMENTS

      This Form 10 and future filings made by the Company with the Securities and Exchange Commission (the "Commission"), as well as other filings, reports and press releases made or issued by the Company, and oral statements made by executive officers of the Company, may include forward-looking statements relating to such matters as expectations of income from the securities owned by the Company. Such forward-looking statements are based on assumptions rather than historical or current facts and, therefore, are inherently uncertain and subject to risk.

      To comply with the terms of a "safe harbor" provided by the Private Securities Litigation Reform Act of 1995 that protects the making of such forward-looking statements from liability under certain circumstances, the Company notes that a variety of factors could cause the actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include the following: (a) the risk of a decline in interest rates and therefore on income from securities with adjustable interest rates; (b) an increase in prepayment of Mortgage-Backed Securities, especially those with fixed interest rates, in an environment of declining interest rates; (c) increased competition from other financial and non-financial institutions; and (d) other risks detailed from time to time in the Company's filings with the Commission. The Company does not undertake any obligation to update or revise any forward-looking statements subsequent to the date on which they are made.

Item 2.  Financial Information

SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA
As of December 31, 1997 and for the period from December 5, 1997
(inception) through December 31, 1997.

(in thousands, except per share and yield data)

INTEREST INCOME STATEMENT:
Interest Income                                   $    4,188
Net Income                                        $    4,142
Average number of redeemable
Common Securities outstanding                         53,011
Net Income per redeemable Common Security(1)      $    78.14

BALANCE SHEET:

Securities                                        $  995,398
Total assets                                      $1,034,304
Series A Preferred Securities outstanding         $  500,000
Total redeemable Common Securities,
Preferred Securities and
Securityholders' equity                           $1,034,258

OTHER DATA:

Dividends paid on Series A Preferred Securities          -
Dividends paid on redeemable Common Securities           -
Number of Series A Preferred Securities
 outstanding                                          50,000
Number of redeemable Common Securities outstanding    53,011
Average yield on securities                            5.92%

(1) Dividends on the Series A Preferred Securities are not accrued until declared. If dividends on the Series A Preferred Securities had been declared as of December 31, 1997, such dividends would have amounted to $2,686,806 and net income of $53.73 per Series A Preferred Security. Net Income per redeemable Common Security would have been $27.46.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

         The Company was formed on October 14, 1997 and commenced operations on December 5, 1997. Consequently, the following discussion pertains only to the period from December 5, 1997 through December 31, 1997. Due to the Company's brief operating history, trends with respect to revenue and expenses have not yet become apparent and therefore are not analyzed in the following discussion.

         During the period from December 5, 1997 through December 31, 1997, the Company had revenues of $4,188,125. This amount consisted entirely of interest income. Interest on the securities in the Portfolio amounted to $4,162,524, representing an aggregate average yield of 5.92%. Interest earned and average yield with respect to each category of security in the Portfolio was as follows: Floating-rate REMICs ($1,175,000, 6.34%); Fixed-rate REMICs ($225,000, 6.92%); Agency ARMs ($1,443,000,
5.62%); Agency Hybrid ARMs ($708,000, 5.66%); and Treasuries ($612,000, 5.86%). The average book value of the Portfolio during the period was $1,010,016,312, reflecting the following prepayments: Agency ARMs ($18,597,468), Floating rate REMICs ($6,986,866) and Agency Hybrid ARMs ($3,389,795). The Company also recorded $25,601 of interest income from the short-term investment of (i) interest payments on securities in the Portfolio and (ii) such prepayments of principal.

         The aggregate market value of the securities in the Portfolio at December 31, 1997 was higher than the book value by approximately 0.24%, due to a net decrease in interest rates. Because management intends to hold such securities until maturity, the unrealized net gain of approximately $2,350,000 was not recognized in reporting income.

         Operating expenses for the period totaled $45,877.
Operating expenses consisted of audit fees, an accrued portion of the fees of Citibank as Trustee and of the Branch under the Services Agreement, a fee of $8,000 payable to French American Banking
Corporation ("FABC") as dividend paying agent, registrar and transfer agent, and the independent director's fee of $6,000.

         The Company's net income during the period from December
5, to December 31, 1997 was $4,142,248. No dividends were declared during this period, however, with respect to either the Series A Preferred Securities or the Common Securities.

         The Company's sole source of income is interest generated by the securities in the Portfolio. Any decline in prevailing interest rates in the United States would result in lower revenues for the Company, both due to lower interest income from the floating-rate securities in the Portfolio, which constitute approximately 80% thereof, and from increased prepayments and reinvestment of the proceeds therefrom in lower-yielding securities. During the first quarter of 1998, however, management anticipates a stable interest rate environment.

Item 3.  Properties

      The Company does not own or lease any property. It uses the facilities of the Branch located at 499 Park Avenue, New York, NY
10022.

Item 4.  Security Ownership of Certain Beneficial Owners And
         Management

      As shown in the following table, all of the outstanding
Common Securities are owned by the Branch.


------------------------------------------------------------------------------
                 Name And Address Of    Amount And Nature Of
Title Of Class   Beneficial Owner       Beneficial Ownership  Percent Of Class
------------------------------------------------------------------------------
Common           Banque Nationale de          53,011              100%
Securities       Paris, New York Branch
                 499 Park Avenue
                 New York, NY 10022
------------------------------------------------------------------------------

      None of the members of the Company's Board of Directors owns any Common Securities or Series A Preferred Securities.

Item 5.  Directors and Executive Officers

      The following table sets forth information concerning the directors and executive officers of the Company. The directors serve 3-year terms (5 years in the case of the Independent Director), subject to earlier resignation or removal. The current term of office of each director commenced on the Closing Date.

      Name and Age                        Position and Offices Held
      ------------                        -------------------------
Jean-Francois Lepetit (55)..............  Chairman and Director
Martine Billeaud (52)...................  Director
Jean-Pierre Beck (54)...................  Director
Donald J. Puglisi (52)..................  Independent Director
Eric Deudon (34)........................  President and Director
Bruno Di Nardo (58).....................  Secretary and Director
Lisa Hermann (37).......................  Treasurer



      The following is a summary of the experience of each of the executive officers and directors of the Company:

      Jean-Francois Lepetit is Advisor to the Chairman of the Bank and a Member of the General Management Committee. He is Chairman of the Bank's Market Risk Committee and Co-Chairman of BNP Prime East. Mr. Lepetit is also in charge of the Bank's Asset and Liability Management. He was previously Vice Chairman of the Board and Chief Executive Officer of Banque Indosuez. Mr. Lepetit was born in 1942.

      Martine Billeaud is in charge of the Bank's treasury activities related to Asset and Liability Management. She was previously responsible for worldwide foreign exchange and interest rate products distribution and French franc trading. Ms.
Billeaud was born in 1945 in Choisy le Roi, France.

      Jean-Pierre Beck is Executive Vice President in charge of Asset and Liability Management and Capital Markets activities of the Bank's U.S. branches. Prior to this position, he was the Global Market Risk Manager of the Bank. He has worked for the Bank since 1964. Mr. Beck was born in 1943 in Mulhouse, France.

      Donald J. Puglisi, the Independent Director, is the MBNA America Business Professor and Professor of Finance at the University of Delaware where he has been on the faculty since 1971. In addition, he is the Managing Director of Puglisi & Associates, a company which provides investment management, accounting and other administrative services to a variety of different companies. Mr. Puglisi holds a Directorship or Trusteeship in the following companies that are registered under either the Exchange Act or the 1940 Act: AJL PEPS Trust, Automatic Common Exchange Security Trust II, DECS Trust, DECS Trust II, Dole Food Automatic Common Exchange Security Trust, Great Lakes Fund, Inc., Huron Investment Fund, Inc., Mandatory Common Exchange Trust, Nextel STRYPES Trust; Select Asset Fund, Series 1, Inc., Select Asset Fund, Series 2, Inc., Snyder STRYPES Trust, and, WBK STRYPES Trust.

      Eric Deudon is Senior Vice President in charge of Capital
Markets activities of the Branch. Since joining the Bank in 1990 in Tokyo, he has run or supervised securities trading and investment portfolios and foreign exchange activities. Mr. Deudon was born in 1963 in Saint Cloud, France.

      Bruno Di Nardo is an attorney in New York and has acted as General Counsel of the Bank and its subsidiary French American
Banking Corporation in New York for the past 24 years. He was born in 1939.

      Lisa Hermann is Assistant Vice President responsible for securities trading and investment portfolios at the Branch. She joined the Information Systems Department of the Bank in New York in 1990 and in 1993 was appointed to the trading room as a securities trader. Ms. Hermann was born in 1960 in Philadelphia, Pennsylvania.

Item 6.  Executive Compensation

      The Independent Director, Donald J. Puglisi, receives an annual salary of $6,000. None of the other members of the Company's Board of Directors or officers receives any compensation from the Company.

Item 7.  Certain Relationships and Related Transactions

      On the Closing Date, the Branch acquired the Common Securities from the Company for an aggregate purchase price of $530,110,000, and pursuant to the terms of the Portfolio Securities Purchase Agreement with the Branch, the Company purchased the Initial Portfolio for an aggregate purchase price of $1,030,110,000. See Item 1, "Decription of the Portfolio-- Purchase". In addition, the Company entered into the Services Agreement with the Branch pursuant to which the Branch agreed to provide certain portfolio management, legal, tax, accounting and other support services to the Company, and the Company agreed to pay the Branch an annual fee of $50,000 for such services.

      The purchase price of the Initial Portfolio was based on the estimated market value of the securities included therein as of November 28, 1997. The estimated market value was determined by representatives of the Branch and the Company, under the direction of Eric Deudon, Senior Vice President of the Branch and President of the Company, based on the trading levels of similar bonds in the market at the time of the pricing noted by the Branch securities arbitrage desk. The use of "proxy bonds" trading levels is systematically used by the desk to price its trading portfolio, and therefore the same methodology was applied to price the securities in the Initial Portfolio.

         The following tables set forth the purchase price and date of purchase of the securities included in the Initial
Portfolio that were purchased by the Branch in the two years prior to their sale to the Company on December 5, 1997.

                       FLOATING-RATE REMICS

                                   Price Paid by
            Series                   the Branch          Purchase Date
------------------------------- --------------------- --------------------
FANNIE MAE 1993-210 FB.......... $ 49,951,986.53             09/12/97
FHLMC-GNMA 38 F................. $  9,332,381.60             05/07/97
FANNIE MAE 1997-28 FA........... $ 49,953,125.00             04/30/97
FANNIE MAE 1996-51 FA........... $ 17,197,611.81             07/23/97
FREDDIE MAC 1933 FR............. $  6,811,115.05             02/28/97
FANNIE MAE 1990-121 F........... $ 27,665,447.29             12/14/96
   Collateralized Mortgage
    Obligation Trust 66 F....... $  4,765,718.60             06/19/96
FREDDIE MAC 1382 LC............. $  7,215,145.09             06/12/96
FANNIE MAE 1992-141 FA.......... $    970,971.93             02/28/97
FREDDIE MAC 1256 CA............. $  8,950,943.70             11/05/96
   Morgan Stanley Mortgage
    Trust 41 Class 1............ $  9,833,214.64             01/24/97
FANNIE MAE 1993-155 FG.......... $  6,825,933.67             05/16/97
FREDDIE MAC 1040 H.............. $ 24,899,334.03             08/20/97
FANNIE MAE 1997-37 F............ $239,710,218.21             10/09/97
FANNIE MAE 1997-52 F............ $  9,579,790.00             07/30/97
FANNIE MAE 1997-42 F............ $  9,735,842.17             10/09/97
FANNIE MAE 1997-44 F............ $  9,911,047.24             10/09/97
FANNIE MAE 1997-67 FB........... $ 22,623,401.67             10/16/97


                         FIXED-RATE REMIC

                                   Price Paid by
            Series                   the Branch          Purchase Date
                                ---------------------
------------------------------- --------------------- --------------------
FANNIE MAE 1997-56 PE........      $ 46,121,777.81             10/08/97

                           AGENCY ARMs

                                   Price Paid by
            Series                   the Branch          Purchase Date
------------------------------- --------------------- --------------------
  FN 394850................        $ 40,518,280.54             08/25/97
  FN 397901................        $ 47,984,906.37             08/25/97
  FH 846384................        $ 26,352,260.48             02/24/97
  FN 374711................        $ 10,170.301.97             07/24/97
  FN 374773................        $ 15,081,841.84             07/24/97
  FH 410544...............         $  6,919,540.23             09/24/97
  FH 610727...............         $ 12,900,058.29             09/24/97
  G2 080094................        $ 50,428,422.91             10/07/97
  FN 313242................        $ 19,803,564.31             01/23/97
  FN 367349................        $ 24,240,937.50             01/23/97
  FN 313311................        $ 22,744,411.89             01/23/97
  FN 363057................        $ 13,725,081.69             03/24/97
  FN 313190................        $ 21,610,810.09             02/25/97
  FN 363070................        $  8,347,462.23             03/24/97
  FN 313377................        $ 44,102,402.00             03/24/97
  FN 370479................        $ 12,538,776.18             04/23/97
  FN 378243................        $  5,117,282.86             07/24/97
  FN 313432................        $ 51,431,093.75             02/28/97
  FN 370478................        $ 11,225,485.24             09/24/97
  FN 396355................        $ 10,066,560.16             09/24/97
  FN 374774................        $  8,701,904.94             09/24/97
  FN 391247................        $ 25,697,362.98             09/25/97


                        AGENCY HYBRID ARMs

                                   Price Paid by
            Series                   the Branch          Purchase Date
------------------------------- --------------------- --------------------
 FN 345856..................       $ 17,372,126.92             04/23/97
 FN 374138..................       $ 17,816,400.02             04/23/97
 FN 361370..................       $ 51,233,613.40             08/24/97
 FN 397136..................       $ 14,128,503.78             09/24/97
 FN 361372..................       $ 30,165,653.78             10/23/97
 FN 312824..................       $  9,521,125.64             11/24/97


                            TREASURIES

                                   Price Paid by
            Series                   the Branch          Purchase Date
------------------------------- --------------------- --------------------
Tnote 6.625 05/15/07........      $ 71,465,625.00             12/05/97
Tnote 6.5 10/15/06..........      $ 72,850,155.00             10/24/97

Item 8.  Legal Proceedings

      The Company is not the subject of any litigation.

Item 9.  Market Price of and Dividends on the Registrant's Common
         Equity and Related Stockholder Matters

      MARKET INFORMATION

     There is no established public trading market for the Common Securities, all of which are held by the Branch. The Bank has agreed with the Company that, for so long as any Series A Preferred Securities are outstanding, the Bank will maintain direct or indirect ownership of 100% of the outstanding Common Securities.

      DIVIDENDS

      As of the date of this Form 10, the Company has not declared any dividends on the Common Securities.

      Holders of Common Securities are entitled to receive dividends if declared by the Company's Board of Directors out of net gains from the disposition of Securities in the Portfolio and net income not required to be applied to fund dividends with respect to the Series A Preferred Securities. (Series A Preferred Securityholders are entitled to receive dividends if declared by the Company's Board of Directors as described in Item 11, "Description of Series A Preferred Securities -- Dividends".)

      There are a number of restrictions on the Company's ability to pay dividends on the Common Securities. First, under the Delaware Limited Liability Company Act, the Company may not pay dividends or make other distributions on the Common Securities or Series A Preferred Securities if, after giving effect to the distributions, the Company's liabilities would exceed the fair value of its assets. Second, the Company's Charter provides that so long as any Series A Preferred Securities are outstanding (i) other than during a Shift Period (as defined in Item 11), after a shift in dividend preference, the amount of dividends on the Common Securities in any fiscal year may not exceed the amount by which the net income of the Company (determined in accordance with generally accepted accounting principles) for such fiscal year exceeds the stated dividends on the Series A Preferred Securities scheduled to be paid during such fiscal year irrespective of whether dividends on the Series A Preferred Securities are in fact declared and paid, and (ii) other than during a Shift Period, the Company may not redeem or repurchase Common Securities without the concurrent redemption of an equal proportion of the aggregate liquidation preference (based upon the aggregate redemption price) of outstanding Series A Preferred Securities unless (x) the General Secretariat of the French Banking Commission (Secretariat general de la Commission bancaire) shall have approved such redemption or repurchase and
(y) each Rating Agency then rating the Series A Preferred Securities shall have informed the Company that the redemption or repurchase of such Common Securities would not adversely affect its initial rating of the Series A Preferred Securities. These provisions regarding the limitations on payment of dividends in respect of Common Securities and redemption or repurchase of Common Securities may not be modified without the approval of a majority of the Independent Directors. Third, other than during a Shift Period, after a shift in dividend preference, no dividends may be declared, paid or set apart for payment on the Common Securities (a) with respect to any period of time included in any Dividend Period (as defined in Item 11) unless full dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series A Preferred Securities for the then-current Dividend Period and (b) the Company may not declare, pay or set apart funds for any dividends or other distributions with respect to any Common Securities or repurchase, redeem or otherwise acquire, or set apart funds for repurchase, redemption or other acquisition of, any Common Securities through a sinking fund or otherwise, unless and until (x) full dividends on the Series A Preferred Securities for the two most recent preceding Dividend Periods (or such lesser number of Dividend Periods during which Series A Preferred Securities have been outstanding) are declared and paid, or declared and a sum sufficient for payment has been paid over to the dividend disbursing agent for payment of such dividends and (y) the Company has declared a cash dividend on the Series A Preferred Securities at the annual dividend rate for the then-current Dividend Period, and sufficient funds have been paid over to the dividend disbursing agent for the payment of such cash dividend for such then-current Dividend Period; provided, however, that notwithstanding the foregoing restrictions the Company may repurchase or redeem Common Securities as set forth in (ii) above. Notwithstanding the foregoing limitations, if a Shift Event (as defined in Item 11) were to occur, the Company would automatically redeem substantially all of its Common Securities for an amount equal to the investment of the Branch attributable to such Securities (initially $530,110,000).

Item 10.  Recent Sales of Unregistered Securities

      On December 5, 1997, the Company sold 50,000 Series A Preferred Securities to Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Salomon Brothers Inc (the "Initial Purchasers") for an aggregate price of $500 million and the Bank paid the Initial Purchasers an aggregate commission of $5 million. The Initial Purchasers resold the 50,000 Series A Preferred Securities to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

     On October 14, 1997, the Company sold one Common Security to the Branch for $10,000 and on December 5, 1997, the Company sold 53,010 Common Securities to the Branch for $530,100,000. Each sale was made in reliance on Section 4(2) of the Securities Act.

      The Company used the proceeds of the sale of Series A
Preferred Securities and Common Securities to purchase the Initial Portfolio.

Item 11.  Description of Registrant's Securities to be Registered

      The following summary of the terms of the Series A
Preferred Securities does not purport to be complete and is qualified in its entirety by reference to the Company's Charter.

GENERAL

      The Series A Preferred Securities form a series of the Preferred Securities of the Company, the terms of which are set forth in the Company's Charter. Additional Preferred Securities may be issued from time to time in one or more series with such rights, preferences and limitations as are determined by the Company's Board of Directors or, if then constituted, a duly authorized committee thereof, subject to the limitations described below. The Company has been authorized to issue the Series A Preferred Securities.

      The Series A Preferred Securities are validly issued, fully paid and nonassessable. The Series A Preferred Securityholders have no preemptive rights with respect to any capital securities of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such securities. The Series A Preferred Securities are not convertible into Common Securities or any other class or series of capital securities of the Company and are not subject to any sinking fund or other obligation of the Company for their repurchase or retirement.

      Interests in the Series A Preferred Securities may not be sold or otherwise transferred, except to institutional investors that are qualified institutional buyers as defined in Rule 144A under the Securities Act, and certificates evidencing Series A Preferred Securities bear a legend to this effect. Each purchaser will be deemed to have read, and to have made the representations contained in, "-- Transfer Restrictions; Notice to Investors".

      The Series A Preferred Securities rank prior to the Common Securities and to all other classes and series of equity securities of the Company now or hereafter issued (collectively, "Junior Securities"), other than any class or series of equity securities of the Company expressly designated as being on a parity with ("Parity Securities") or senior to ("Senior Securities") the Series A Preferred Securities as to dividend rights and rights upon dissolution, liquidation or winding up (subject to the consequences of a Shift Event (as defined below) occurring). The Company has the power to create and issue additional Preferred Securities or other classes of securities that rank on a parity with the Series A Preferred Securities, or that constitute Junior Securities. So long as any Series A

Preferred Securities remain outstanding, additional shares of Senior Securities may not be issued without the approval of the holders of at least two-thirds (by liquidation preference) of the Series A Preferred Securities. So long as any Series A Preferred Securities remain outstanding, additional shares of Parity Securities may not be issued without the approval of a majority of the Independent Directors.

DIVIDENDS

      Series A Preferred Securityholders are entitled to receive dividends when, as and if declared by the Company's Board of Directors, out of the Company's net income, determined without regard to capital gains or losses, and out of amounts contributed by the Bank to the Company. (The Contingent Support Agreement requires the contribution of certain amounts by the Bank under certain circumstances following a Shift Event. See "--The Contingent Support Agreement". The Bank will have no obligation to make any contributions to the Company under any other circumstances.) Dividends on the Series A Preferred Securities are payable from December 5, 1997 on a non-cumulative basis as follows: (i) through December 5, 2007, semi-annually in arrears on the fifth day of June and December of each year, commencing June 5, 1998, and (ii) thereafter, quarterly in arrears on the third Wednesday of March, June, September and December of each year (subject to adjustment of such date under certain circumstances, as provided below). "Dividend Payment Date" refers to each date on which dividends are payable in accordance with the preceding sentence. Dividends payable on each Dividend Payment Date will be calculated as provided below and will accrue from and including the immediately preceding Dividend Payment Date (or from and including December 5, 1997 with respect to the dividend payable June 5, 1998) to but excluding the relevant Dividend Payment Date or date fixed for redemption ("Redemption Date"), as the case may be (each such period, a "Dividend Period").

      On December 19, 1997, the Board of Directors of the Company adopted resolutions stating that it is the intention of the Board of Directors to declare and to cause the Company to pay dividends on the Series A Preferred Securities on each Dividend Payment Date in the amount payable in accordance with Section 7.3(b)(ii) of the Charter (and described in the next two paragraphs) out of the Company's net income for the six calendar months ended immediately prior to such Dividend Payment Date, determined without regard to capital gains or losses, and out of any contributions by the Bank to the capital of the Company specifically designated as being for such purpose; provided, however, that such policy will not apply during a Shift Period if an annual meeting of shareholders of the Bank fails to declare dividends on the Bank's common stock with respect to the then-most recent fiscal year or the Board of Directors of the Bank announces that it does not intend to propose to the shareholders' meeting the declaration of a dividend on the Bank's common stock with respect to the then-most recent fiscal year or the then-current fiscal year, in which case all of the Company's net income shall be paid on the Common Securities in accordance with Section 7.3(c)(i)(A) of the Charter (subject to the condition set forth therein and described in the fourth succeeding paragraph herein).

      With respect to each Dividend Period from December 5, 1997 to December 5, 2007, dividends will be payable on the liquidation preference of the Series A Preferred Securities at a fixed rate of 7.738% per annum, calculated on the basis of a 360-day year of twelve 30-day months. If any Dividend Payment Date or Redemption Date during such period falls on a day that is not a Business Day, the relevant dividend will be payable on the next succeeding Business Day without adjustment, interest or further payment as a result of the delay. "Business Day" means a day other than Saturday, Sunday or a day on which banking institutions in The City of New York are authorized or required by law or order to remain closed.

      With respect to each Dividend Period following December 5, 2007, dividends will be calculated and accrue on the liquidation preference of the Series A Preferred Securities, on a weekly basis for each week in such Dividend Period, from and including the LIBOR Reset Date (as defined below) falling in such week to but excluding the LIBOR Reset Date falling in the next succeeding week (each such period, a "Weekly Dividend Period"), at a rate per annum equal to 2.8% plus One-Week LIBOR (as defined herein) determined on the related LIBOR Determination Date (as defined herein) for such Weekly Dividend Period. The dividend in respect of each Weekly Dividend Period will be calculated on the basis of a 360-day year and the actual number of days in such Weekly Dividend Period. "LIBOR Reset Date" means the Wednesday of each week falling in a Dividend Period commencing December 5, 2007. Each Dividend Payment Date commencing December 5, 2007 will also be a

LIBOR Reset Date. If any LIBOR Reset Date, Dividend Payment Date or Redemption Date on or after December 5, 2007 falls on a day that is not both a Business Day and a London Business Day such LIBOR Reset Date, Dividend Payment Date or Redemption Date will be postponed to the next succeeding day which is both a Business Day and a London Business Day. "London Business Day" means a day on which dealings in U.S. dollar deposits are transacted in the London interbank market.

      Each dividend will be payable to holders of record as they appear on the securities register of the Company on the corresponding record date. The record dates for the Series A Preferred Securities will be, for so long as the Series A Preferred Securities remain in book-entry form, one business day prior to the relevant Dividend Payment Date and, in the event that any of the Series A Preferred Securities are not in book-entry form, the fifteenth day (whether or not a business day) prior to the relevant Dividend Payment Date.

      The Charter provides that during a Shift Period if an annual meeting of shareholders of the Bank fails to declare dividends on the Bank's common stock with respect to the then-most recent fiscal year or the Board of Directors of the Bank announces that it does not intend to propose to the shareholder's meeting the declaration of a dividend on the Bank's common stock with respect to the then-most recent fiscal year or the then-current fiscal year, the dividend preference will shift to the Common Securities such that all net income of the Company will be distributed to the Bank as the holder of the Common Securities and no dividends will be paid with respect to the Series A Preferred Securities, unless the Bank, in its capacity as holder of the Common Securities, determines (subject to the prior approval of the General Secretariat of the French Banking Commission (Secretariat general de la Commission bancaire)) to cause the Company to pay all or part of a dividend on the Series A Preferred Securities.

      The Charter also provides that if the Bank determines to pay any dividends on its Tier 1 capital stock during or after termination of a Shift Period, the Company will be required to pay full dividends on the Series A Preferred Securities on the Dividend Payment Date immediately following the payment of such dividends and on the next two Dividend Payment Dates thereafter without any requirement that such dividends first be declared by the Board of Directors of the Company. The Bank agreed in the Contingent Support Agreement to (i) contribute additional funds to the Company as necessary to ensure that the Company will have cash in an amount sufficient to pay full dividends on the Series A Preferred Securities in accordance with the preceding sentence (provided that the Bank will not be required to contribute funds with respect to any Dividend Period in an amount greater than (x) the amount available for distribution to holders of the Bank's Tier 1 capital stock (determined as of the date on which the decision to pay the relevant dividend on the Bank's Tier 1 capital stock is made and without giving effect to the declaration of such dividend) or (y) if the Special Dividend has been paid, the amount thereof) and (ii) procure payment by the Company to the Series A Preferred Securityholders of dividends in the amounts, for the Dividend Periods and in the circumstances described in this paragraph.

      The Charter further provides that if the Bank's Tier 1 risk-based capital ratio declines below the minimum percentage required by French banking regulations (currently 4%), the Company will pay the Special Dividend (as defined in "-- Shift Events") on the Common Securities in an amount equal to the Company's net assets (other than assets having a total market value of approximately $40 million).

      The Paying Agent will calculate One-Week LIBOR ("One-Week LIBOR") for each Weekly Dividend Period on the second London Business Day before the applicable LIBOR Reset Date at the beginning of such Weekly Dividend Period (a "LIBOR Determination Date") and will make such rate calculation available upon request to investors. For this purpose, "London Business Day" means a day on which dealings in U.S. dollar deposits are transacted in the London inter-bank market. On each LIBOR Determination Date, the Paying Agent will determine One-Week LIBOR as follows:

      (i) One-Week LIBOR will be determined on the basis of the offered rates for one-week deposits in U.S. dollars of not less than U.S.$1,000,000, commencing on the second London Business Day immediately following such LIBOR Determination Date, which appears on Telerate Page 3750 (as defined below) as of approximately 11:00 a.m., London time, on such LIBOR Determination Date. "Telerate Page 3750" means the display designated on page "3750" on the Telerate Service (or such other page as may replace the 3750 page on that service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. Dollar deposits). If no rate appears on Telerate Page 3750, One-Week LIBOR for such LIBOR Determination Date will be determined in accordance with the provisions of paragraph (ii) below.

      (ii) With respect to a LIBOR Determination Date on which no rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, the Paying Agent shall on such LIBOR Determination Date request the principal London offices of each of four major reference banks in the London interbank market selected by the Paying Agent to provide the Paying Agent with a quotation of the rate at which one-week deposits in U.S. dollars, commencing on the second London Business Day immediately following such LIBOR Determination Date, are offered by it to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on such LIBOR Determination Date and in a principal amount equal to an amount of not less than U.S.$1,000,000 that is representative for a single transaction in such market at such time. If at least two such quotations are provided, One-Week LIBOR for such LIBOR Determination Date will be the arithmetic mean of such quotations as calculated by the Paying Agent. If fewer than two quotations are provided, One-Week LIBOR for such LIBOR Determination Date will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York City time, on such LIBOR Determination Date by three major banks in The City of New York selected by the Paying Agent (after consultation with the Company) for loans in U.S. dollars to leading European banks, having a one-week maturity commencing on the second London Business Day immediately following such LIBOR Determination Date and in a principal amount equal to an amount of not less than U.S.$1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the Paying Agent are not quoting as mentioned in this sentence, One-Week LIBOR for such LIBOR Determination Date will be One-Week LIBOR determined with respect to the immediately preceding LIBOR Determination Date.

      All percentages resulting from any calculation regarding dividends on the Series A Preferred Securities will be rounded to the nearest one hundred-thousandth of a percentage point, with five-one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% or
(.0987655)), and all amounts used in or resulting from such calculation will be rounded, in the case of United States dollars, to the nearest cent.

      The right of Series A Preferred Securityholders to receive dividends is noncumulative. Accordingly, if, for any reason, the Board of Directors does not declare a dividend payable in respect of any Dividend Period, Series A Preferred Securityholders will have no right to receive a dividend in respect of such Dividend Period, and the Company will have no obligation to pay a dividend in respect of such Dividend Period, whether or not dividends are authorized and declared payable in respect of any future Dividend Period.

      If any Series A Preferred Securities are outstanding, no dividends or other distributions shall be declared or paid or set apart on any Parity Securities or Junior Securities (other than on Common Securities during a Shift Period after a shift in dividend preference) for any Dividend Period unless full dividends have been or contemporaneously are paid, or declared and a sum sufficient for the payment thereof is set apart for such payments on the Series A Preferred Securities for (i) the immediately preceding Dividend Period, in the case of Parity Securities, and (ii) the then-current Dividend Period, in the case of Junior Securities. When sufficient funds are not available to pay dividends in full (or a sum sufficient for such full payment is not so set apart) for any Dividend Period upon the Series A Preferred Securities and any Parity Securities, all dividends declared on the Series A Preferred Securities and such Parity Securities shall only be declared pro rata based upon the respective amounts that would have been paid on the Series A Preferred Securities and any Parity Securities, if any, had dividends been declared in full.

      In addition to the foregoing restriction, except during a Shift Period, the Company shall not declare, pay or set apart funds for any dividends or other distributions with respect to any Common Securities or other Junior Securities or repurchase, redeem or otherwise acquire, or set apart funds for repurchase, redemption or other acquisition of, any Common Securities or other Junior Securities through a sinking fund or otherwise, unless and until (i) full dividends on the Series A Preferred Securities for the two most recent preceding Dividend Periods (or such lesser number of Dividend Periods during which shares of Series A Preferred Securities have been outstanding) are declared and paid or a sum sufficient for payment has been paid over to the dividend disbursing agent for payment of such dividends, and (ii) the Company has declared a dividend on the Series A Preferred Securities at the annual dividend rate for the then-current Dividend Period or sufficient funds have been paid over to the dividend disbursing agent for the payment of such dividend for the then-current Dividend Period.

      No dividend shall be declared, paid or set aside for Series A Preferred Securityholders for a Dividend Period unless full dividends have been declared, paid or set aside for the holders of each class or series of equity securities, if any, ranking prior to the Series A Preferred Securities as to dividends for such Dividend Period.

SHIFT EVENTS

      A "Shift Event" would be deemed to have occurred if (i) the Bank's total risk-based capital ratio or Tier 1 risk-based capital ratio were to decline below the minimum percentages required by French banking regulations, (ii) the Bank were to be declared insolvent (en redressement ou liquidation judiciaire) or a receiver (administrateur provisoire or a liquidator in accordance with articles 44 and 46 of the French Banking Law No.
84.46 of January 24, 1984, respectively), were appointed in relation to the Bank (each, "Receivership Proceedings"), or (iii) the French Banking Commission (Commission bancaire), in its sole discretion, were to notify the Bank and the Company that it has determined that the Bank's financial condition was deteriorating such that either of the foregoing clauses (i) or (ii) would apply in the near term. A "Shift Period" refers herein to any period during which a Shift Event has occurred and is continuing. French banking regulations currently require French banks to maintain a minimum total risk-based capital ratio of at least 8.0% and a minimum Tier 1 risk-based capital ratio of at least 4.0%. As of June 30, 1997, the Bank's total risk-based capital ratio was 9.6% and its Tier 1 risk-based capital ratio was 5.6%. For further information with respect to the Bank and such ratios, see "--Certain Information regarding the Bank".

      A Shift Event occurring pursuant to clause (ii) or (iii) of the preceding paragraph shall be deemed to have occurred (x) on the date such Receivership Proceedings were commenced (in the case of clause (ii)) or (y) on the date the Bank and the Company receive the French Banking Commission's notice (in the case of clause (iii)). For purposes of determining when a Shift Event has occurred as a result of the Bank's total risk-based capital ratio or Tier 1 risk-based capital ratio falling below the minimum percentages required by French banking regulations, the Company's Charter will provide that (i) no later than the tenth Business Day after each date on which the Bank first publishes its audited annual financial statements or its semi-annual financial statements (whether audited or unaudited), the Bank shall deliver to the Company a certificate (a "Capital Adequacy Certificate") setting forth the Bank's total risk-based capital ratio and Tier 1 risk-based capital ratio as of the date of the balance sheet included in such financial statements, (ii) the Bank's calculations of such ratios shall be deemed to be correct absent manifest error, and (iii) if a Capital Adequacy Certificate shows that the Bank's total-risk based capital ratio or Tier 1 risk-based capital ratio is less than the minimum then required by French banking regulations, the related Shift Event shall be deemed to occur at the opening of business on the Business Day immediately succeeding the date of delivery of such Capital Adequacy Certificate to the Company. The Company shall mail a written notice of the occurrence of a Shift Event, and of termination of any Shift Period, to each holder of record of Series A Preferred Securities at the address for such holder as shown on the Company's register of holders promptly and in any event within five Business Days after such occurrence or termination.

      Once a Shift Event has occurred, a Shift Period will continue until none of the elements of a Shift Event is present. In the case of a decline in the total risk-based capital ratio or Tier 1 risk-based capital ratio below the applicable requirements, that element of a Shift Event will cease to exist at any time the Bank certifies to the Company that both capital ratios equal or surpass the applicable requirement. In the case of a Receivership Proceeding, that element of a Shift Event will cease to exist at any time such Proceeding is terminated. In the case of a determination by the French Banking Commission (Commission bancaire), that element will cease to exist if the French Banking Commission provides a further notice to the Bank and to the Company that the relevant Shift Event will not apply in the near term.

      The Charter contains the following provisions with respect to Shift Events:

        (i) upon the occurrence of a Shift Event, the Company will redeem (no later than the tenth Business Day after such occurrence) substantially all of the Common Securities held by the Branch for an amount equal to the investment of the Branch attributable to such securities (initially $530,110,000) (with a minimal amount of Common Securities possessing the full voting, distribution and liquidation rights of the Common Securities being retained by the Branch);

       (ii) during a Shift Period if the Bank decides not to pay dividends on its common stock, the dividend preference of the Series A Preferred Securities will shift to the Common Securities such that all net income of the Company will be distributed to the Bank as the holder of the Common Securities unless the Bank, in its capacity as the holder of the Common Securities (subject to the prior approval of the General Secretariat of the French Banking Commission (Secretariat general de la Commission bancaire)), causes the Company to pay all or part of a dividend for such Dividend Period on the Series A Preferred Securities; and

      (iii) if the Bank's Tier 1 risk-based capital ratio as shown on the latest audited financial statements or semi-annual financial statements (whether audited or unaudited) of the Bank declines below the minimum percentage required by French banking regulations (currently 4%), all of the Company's remaining net assets (other than assets having a market value of approximately $40 million) will be distributed to the Bank as holder of the Common Securities (the "Special Dividend").

      The Charter also provides that, if during or after termination of a Shift Period, the Bank were to determine to pay any dividends on its Tier 1 capital stock, the Company will be required to pay dividends on the Series A Preferred Securities for the then-current and the two subsequent Dividend Periods without any requirement that such dividends first be declared by the Board of Directors of the Company. The Bank agreed in the Contingent Support Agreement to (i) contribute additional funds to the Company as necessary to ensure that the Company will have cash in an amount sufficient to pay full dividends on the Series A Preferred Securities in accordance with the preceding sentence (provided that the Bank will not be required to contribute funds with respect to any Dividend Period in an amount greater than (x) the amount available for distribution to holders of the Bank's Tier 1 capital stock (determined as of the date on which the decision to pay the relevant dividend on the Bank's Tier 1 capital stock is made and without giving effect to the declaration of such dividend) or (y) if the Special Dividend has been paid, the amount thereof) and (ii) procure payment by the Company to the Series A Preferred Securityholders of dividends in the amounts, for the Dividend Periods and under the circumstances described in this paragraph.

      The Charter also contains provisions regarding a liquidation of the Company and the Bank during a Shift Period and of the Bank following the occurrence of a Shift Event. See "--
Rights upon Liquidation".

CONTINGENT SUPPORT AGREEMENT

      The Bank and the Company entered into a Contingent Support Agreement on December 5, 1997 (the "Contingent Support Agreement"). Pursuant to the Contingent Support Agreement, the Bank agreed to (a) acquire additional Common Securities in an amount necessary to ensure that the Company will have sufficient available cash to pay dividends on the Series A Preferred Securities for the then-current and the two subsequent Dividend Periods in the event that a Shift Event occurs (whether or not a Shift Event is then continuing) and the Bank thereafter determines to pay dividends on its Tier 1 capital stock (provided that the Bank will not be required to contribute funds with respect to any Dividend Period in an amount greater than (i) the amount available for distribution to holders of the Bank's Tier 1 capital stock (determined as of the date on which the decision to pay the relevant dividend on the Bank's Tier 1 capital stock is made and without giving effect to the declaration of such dividend), or (ii) if a Special Dividend has previously been paid by the Company, the amount thereof) and (b) procure payment of such amounts by the Company to the Series A Preferred Securityholders in the circumstances described above. The Charter provides that any proceeds received from the Bank's purchase of additional Common Securities will be used to pay such dividends to the Series A Preferred Securityholders.

      In addition, the Bank agreed in the Contingent Support Agreement that, in the case of liquidation of the Bank following the occurrence of a Shift Event (whether or not a Shift Period is then continuing), following a determination by the liquidator of the Bank, in consultation with the French Banking Commission (Commission bancaire), that all of the Bank's liabilities (including any debt instruments, such as titres participatifs and prets participatifs, constituting Tier 2 capital) have been or will be paid in full and before making any distribution to holders of its capital stock, the Bank will acquire additional Common Securities from the Company in an amount equal to the lowest of: (i) the amount remaining to the Bank after payment of all such liabilities, (ii) the difference, if any, between the aggregate liquidation preference of the outstanding Series A Preferred Securities and the net assets of the Company immediately prior to the acquisition of such additional Common Securities, and (iii) the aggregate amount previously received by the Bank upon (x) the redemption of Common Securities, (y) payment of a Special Dividend, if any, and (z) a liquidation of the Company. The Company will waive any potential claim (remise de dette) against the Bank under the Contingent Support Agreement to the extent that the Bank's liabilities as described above are not paid in full. Any amounts received by the Company pursuant to the Contingent Support Agreement would then be available for distribution to holders of Series A Preferred Securities as part of the liquidation of the Company.

      The Bank also agreed with the Company in the Contingent
Support Agreement to own directly or indirectly 100% of the outstanding Common Securities for so long as any shares of Series
A Preferred Securities are outstanding.

      Although the Company and the Bank consider it unlikely, it is nonetheless possible that shareholders of the Bank, creditors or other persons might try to challenge under French law (i) the Bank's obligation to make payments to the Company in respect of dividends on the Series A Preferred Securities, as described above, on the ground that this obligation impermissibly burdens the statutory right of the Bank's shareholders to determine the Bank's dividends, or (ii) the Bank's obligations upon liquidation, as described above, on the ground that the subordination of this contract claim to certain subordinated debt instruments of the Bank contravenes the statutorily mandated junior ranking of such debt instruments by subordinating such contract claim to such instruments. Although there is no legal precedent on these issues, the Company and the Bank believe that any such challenge, if made, is unlikely to be successful.

      For so long as any Series A Preferred Securities are outstanding, the Contingent Support Agreement may not be amended without the consent of two-thirds of the holders (by liquidation preference and excluding any such securities owned by the Bank or any of its affiliates) of the Series A Preferred Securities voting as a class. The Contingent Support Agreement is governed by the laws of the State of New York.

      The Company has the sole right and obligation to enforce the Contingent Support Agreement. The Independent Director(s) has the power to cause the Company to enforce the Contingent Support Agreement. The Series A Preferred Securityholders will not be third-party beneficiaries of the Contingent Support Agreement and will not have any direct right against the Bank to perform its obligations thereunder. They will, however, have the ability to cause the Company to enforce the Contingent Support Agreement if the Company does not otherwise do so.

RIGHTS UPON LIQUIDATION

      In the event of any voluntary or involuntary dissolution, liquidation or winding up of the Company other than during a Shift Period, the Series A Preferred Securityholders will be entitled to receive out of assets of the Company available for distribution to securityholders, before any distribution of assets is made to holders of Common Securities or any other class of stock ranking junior to the Series A Preferred Securities upon liquidation, liquidating distributions in the amount of the liquidation preference per security, plus unpaid dividends thereon with respect to the then-current Series A Dividend Period to the date of liquidation and any declared and unpaid dividends in respect of prior Series A Dividend Periods (without interest) but without accumulation of any undeclared and unpaid dividends for any Series A Dividend Period.

      The Charter provides that the Company will be liquidated if the Bank is liquidated. In the case of a liquidation of the Company in connection with the liquidation of the Bank during a Shift Period, the Common Securities will have a preference upon liquidation of the Company (and the liquidation preference of the Series A Preferred Securities will be subordinated) to the extent, if any, that all liabilities of the Bank (including any debt instruments, such as titres participatifs and prets participatifs, constituting Tier 2 capital), have not been paid in full. Following payment of all such Bank liabilities, the Series A Preferred Securities will have a preference with respect to any remaining assets of the Company. In the case of a liquidation of the Bank occurring outside a Shift Period, the Series A Preferred Securities will be entitled to their normal liquidation preference upon liquidation of the Company.

      After payment of the full amount of the liquidating distributions to which they are entitled, the Series A Preferred Securityholders will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary dissolution, liquidation or winding up, the available assets of the Company are insufficient to pay the amount of the liquidation distributions on all outstanding Series A Preferred Securities and the corresponding amounts payable on all shares of other classes or series of capital securities of the Company ranking on a parity with the Series A Preferred Securities as to the distribution of assets upon any dissolution, liquidation or winding up of the affairs of the Company, then the holders of the Series A Preferred Securities and such other classes or series of capital securities shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

      For such purposes, the consolidation or merger of the Company with or into any other entity, the consolidation or merger of any other entity with or into the Company or the sale of all or substantially all of the property or business of the Company, shall not be deemed to constitute a dissolution, liquidation or winding up of the Company.

      For a discussion of certain rights of the Company in the event of a liquidation of the Bank under certain circumstances, see "--Contingent Support Agreement".

VOTING RIGHTS

      Except as expressly required by applicable law, or except as indicated below, the Series A Preferred Securityholders are not entitled to vote. In the event the Series A Preferred Securityholders are entitled to vote as indicated below, each Series A Preferred Security will be entitled to one vote on matters on which Series A Preferred Securityholders are entitled to vote.

      Pursuant to its Charter, the Company has one initial Independent Director who will serve a five year term from December 5, 1997. The Series A Preferred Securityholders (along with the holders of any Parity Securities) will have the right to remove the initial Independent Director at any time with or without cause. Removal of, and election of a replacement, initial Independent Director requires the vote of Series A Preferred Securityholders (voting together as a class with holders of any Parity Securities) holding a majority by liquidation preference of the outstanding Series A Preferred Securities (and any Parity Securities). A meeting of the Series A Preferred Securityholders (and holders of any outstanding Parity Securities) may be called by the holders of at least 25% (by liquidation preference) of the outstanding Series A Preferred Securities (voting together as a class with holders of any Parity Securities). The Series A Preferred Securityholders (along with holders of any Parity Securities) also have the right to replace the initial Independent Director at the end of the initial and subsequent five year term.

      If full dividends on Series A Preferred Securities shall not have been paid for two consecutive Dividend Periods or if a Shift Period is in effect, the maximum authorized number of directors of the Company shall be increased by one. Subject to compliance with any requirement for regulatory approval of (or non-objection to) persons serving as directors, the Series A Preferred Securityholders, voting together as a class with the holders of any Parity Securities, shall have the exclusive right to elect the additional director at the Company's next meeting of securityholders and at each subsequent meeting at which such director's term expires until (x) full dividends have been paid or declared and a sum sufficient for payment thereof is set apart for payment on the Series A Preferred Securities for four consecutive Dividend Periods and (y) if a Shift Event has occurred, the related Shift Period shall have been terminated. The term of such director elected thereby shall terminate, and the total number of directors shall be decreased by one, upon the first meeting of securityholders after the payment or the declaration and setting aside for payment of full dividends on the Series A Preferred Securities for four consecutive Dividend Periods and if a Shift Period is not then in effect. Any such director may be removed with or without cause by, and shall not be removed except by, the vote of the holders of record of a majority of the outstanding Series A Preferred Securities and Parity Securities entitled to vote, voting together as a single class without regard to series, at a meeting of the Company's securityholders, or of the holders of Series A Preferred Securities and Parity Securities so entitled to vote thereon, called for that purpose by holders of at least 25% of the outstanding Series A Preferred Securities and such Parity Securities. During any Shift Period or so long as full dividends on the Series A Preferred Securities shall not have been paid for two consecutive Dividend Periods, (i) any vacancy in the office of any such director may be filled (except as provided in the following clause (ii)) by an instrument in writing signed by any such remaining director and filed with the Company, and (ii) in the case of the removal of any such director, the vacancy may be filled by vote of the holders of the outstanding Series A Preferred Securities and Parity Securities entitled to vote, voting together as a single class without regard to series, at the same meeting at which such removal shall be voted.

      So long as any Series A Preferred Securities are outstanding, the Company shall not, without the consent or vote of at least two-thirds (by liquidation preference) of the outstanding Series A Preferred Securities, voting separately as a class, (a) amend, alter or repeal or otherwise change any provision of the Company's Charter (including the terms of the Series A Preferred Securities) if such amendment, alteration, repeal or change would materially and adversely affect the rights, preferences, powers or privileges of the Series A Preferred Securities, (b) authorize, create or increase the authorized amount of or issue any class or series of any equity securities of the Company, or any warrants, options or other rights convertible or exchangeable into any class or series of any equity securities of the Company, ranking prior to the Series A Preferred Securities, either as to dividend rights or rights on dissolution, liquidation or winding up of the Company, or (c) merge, consolidate, reorganize or effect any other business combination involving the Company, unless the resulting entity will thereafter have no class or series of equity securities either authorized or outstanding ranking prior to the Series A Preferred Securities as to dividends or as to the distribution of assets upon dissolution, liquidation or winding up, except the same number of shares of such equity securities with the same preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions or redemption as the shares of equity securities of the Company that are authorized and outstanding immediately prior to such transaction, and each Series A Preferred Securityholder immediately prior to such transaction shall receive securities with the same preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions or redemption of the resulting entity as the Series A Preferred Securities held by such Series A Preferred Securityholders immediately prior thereto.

      The creation or issuance of Parity Securities or Junior Securities, or an amendment that increases the number of authorized Preferred Securities, or Series A Preferred Securities or any Junior Securities or Parity Securities, shall not be deemed to be a material and adverse change requiring a vote of the Preferred Securityholders.

REGISTRATION UNDER THE EXCHANGE ACT

      As a result of certain considerations under ERISA and the regulations thereunder, the Company entered into a registration agreement with the Initial Purchasers (the "Registration Agreement") for the benefit of the Series A Preferred Securityholders, wherein it agreed to use its best efforts (i) to file a registration statement under Section 12(g) of the Exchange Act with respect to the Series A Preferred Securities (the "Registration Statement") with the Commission, (ii) to cause the Registration Statement to become effective by May 31, 1998, and
(iii) thereafter, to keep the Registration Statement effective for so long as any Series A Preferred Securities remain outstanding.

      During any period following May 31, 1998 in which a Registration Statement is not effective, the Company will pay as liquidated damages an additional dividend on the liquidation preference of the Series A Preferred at a rate of 0.25% per annum from and including the date on which the Registration Statement ceases to be effective (or May 31, 1998, if it is not effective on such date) to but excluding the date on which a Registration Statement again becomes effective. Any additional dividend that accrues in a Dividend Period shall be payable on the Dividend Payment Date that ends such Dividend Period, in the same manner and subject to the same limitations and conditions as the regular dividends on the Series A Preferred Securities for such Dividend Period.

      Registration of the Series A Preferred Stock under the Exchange Act will have no effect on the resale restrictions applicable to the Series A Preferred Stock as described in "-- Transfer Restrictions; Notice to Investors", which resale restrictions will remain applicable to the Series A Preferred Stock for so long as it remains outstanding.

      The Registration Agreement is governed by the laws of the State of New York. The foregoing description of the Registration Agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to all provisions of the Registration Agreement.

REDEMPTION

      The Series A Preferred Securities will not be redeemable prior to December 5, 2007 (except upon the occurrence of a Regulatory Event). On or after December 5, 2007, the Series A Preferred Securities will be redeemable at the option of the Company, in whole or in part, at any time or from time to time (except during a Shift Period following the payment by the Company of a Special Dividend), on not less than 30 nor more than 60 days' notice by mail, at a redemption price of $10,000 per security, plus unpaid dividends thereon for the current Dividend Period to the Redemption Date and any declared and unpaid dividends in respect of prior Dividend Periods, without interest, but without accumulation of any undeclared and unpaid dividends for any prior Dividend Period. Any such redemption is subject to applicable regulatory and other requirements including receipt of the prior approval of the General Secretariat of the French Banking Commission (Secretariat general de la Commission bancaire) (unless at such time such approval is not required). If the Company has sufficient funds to pay dividends on any Series A Preferred Securities but dividends are unpaid, no Series A Preferred Securities shall be redeemed unless all outstanding Series A Preferred Securities are redeemed and the Company shall not purchase or otherwise acquire any Series A Preferred Securities; provided, however, that the Company may purchase or acquire Series A Preferred Securities pursuant to a purchase or exchange offer made on the same terms to all Preferred Securityholders.

      In the event that fewer than all of the outstanding Series A Preferred Securities are to be redeemed, the number of Series A Preferred Securities to be redeemed shall be determined by the Board of Directors, and the securities to be redeemed shall be determined by lot or pro rata as may be determined by the Board of Directors in its sole discretion to be equitable, provided that such method satisfies any applicable requirements of any securities exchange on which the Series A Preferred Securities may then be listed and, if the Series A Preferred Securities are then held by The Depository Trust Company ("DTC") or its nominee in the form of a global security, any applicable requirements of DTC. The Company shall promptly notify the registrar and transfer agent for the Series A Preferred Securities in writing of the Series A Preferred Securities selected for redemption and, in the case of any Series A Preferred Securities selected for partial redemption, the liquidation preference thereof to be redeemed.

      Except during a Shift Period following the payment by the Company of a Special Dividend to the Bank as holder of the Common Securities, the Company will also have the right at any time prior to December 5, 2007, upon the occurrence of a Regulatory Event, to redeem the Series A Preferred Securities in whole (but not in part) at a redemption price equal to the higher of $10,000 per security or the Make-Whole Amount (as defined below) per security, plus unpaid dividends thereon for the current Dividend Period and any declared and unpaid dividends in respect of prior Dividend Periods, without interest, but without accumulation of any undeclared and unpaid dividends for any prior Dividend Period.

      "Regulatory Event" means a Change of Capital Event or a Tax
Event.

      "Change of Capital Event" means a notification to the Bank by the French Banking Commission (Commission bancaire) of its determination that the Series A Preferred Securities do not constitute Tier 1 capital of BNP on a consolidated basis for purposes of the application of French banking regulations.

      "Tax Event" means the receipt by the Company of an opinion of a nationally recognized law firm experienced in such matters to the effect that, as a result of (i) any amendment to, clarification of, or change (including any announced prospective change) in, the laws or treaties (or any regulations thereunder) of the United States and France or any political subdivision or taxing authority thereof or therein affecting taxation, (ii) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) ("Administrative Action"), or (iii) any amendment to, clarification of, or change in the official position or the interpretation of such Administrative Action or any interpretation or pronouncement that provides for a position with respect to such Administrative Action that differs from the theretofore generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification or change is made known, which amendment, clarification, or change is effective or such pronouncement or decision is announced on or after the date of issuance of the Series A Preferred Securities, there is more than an insubstantial risk that (i) the Company is, or will be subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil claims, or (ii) the payments on the Series A Preferred Securities will not be respected as payments to Series A Preferred Securityholders for tax purposes, and, as a result, the Bank is or will be subject to more than a de minimis amount of additional taxes, duties, governmental charges or civil claims.

      The "Make-Whole Amount" will be equal to the amount as determined by the Calculation Agent (as defined below), equal to the sum of the present value of the liquidation preference of the Series A Preferred Securities at December 5, 2007, together with the present values of scheduled non-cumulative dividend payments from the Regulatory Event Redemption Date to December 5, 2007 (the "Remaining Life"), in each case discounted to the Regulatory Event Redemption Date on a semi-annual basis (assuming a 360-day year consisting of 30-day months) at the Adjusted Treasury Rate.

      "Adjusted Treasury Rate" means, with respect to any Regulatory Event Redemption Date, (a) the Treasury Rate plus (b)
 .25%.

      "Treasury Rate" means (i) the yield, under the heading which represents the average for the immediately prior week, appearing in the most recently published statistical release designated "H. 15(519)" or any successor publication which is published weekly by the Federal Reserve and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Remaining Life (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Remaining Life shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month), or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the quarterly equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Regulatory Event Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the Regulatory Event Redemption Date.

      "Business Day", for purposes of determining the Make-Whole Amount means a day other than (a) a Saturday or Sunday, or (b) a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed.

      "Calculation Agent" means FABC, an affiliate of the Company, and its successors.

      "Comparable Treasury Issue" means, with respect to any Regulatory Event Redemption Date, the United States Treasury security selected by the Company as having a maturity comparable to the Remaining Life that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues or corporate debt securities of comparable maturity to the Remaining Life. If no United States Treasury security has a maturity which is within a period from three months before to three months after December 5, 2007, the two most closely corresponding United States Treasury securities shall be used as the Comparable Treasury Issue, and the

Treasury Rate shall be interpolated or extrapolated on a straight-line basis, rounding to the nearest month using such securities.

      "Comparable Treasury Price" means (a) the average of five Reference Treasury Dealer Quotations of such Regulatory Event Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (b) if the Calculation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Quotations.

      "Primary Treasury Dealer" means a primary U.S. Government securities dealer in New York City.

      "Reference Treasury Dealer" means any Primary Treasury
Dealer selected by the Calculation Agent after consultation with the Company.

      "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Regulatory Event Redemption Date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 5:00 p.m. New York City time, on the third Business Day preceding such Regulatory Event Redemption Date.


REGISTRATION AND TRANSFER OF SERIES A PREFERRED SECURITIES

      The Series A Preferred Securities are represented by three global certificates registered in the name of DTC or its nominee. Beneficial interests in the Series A Preferred Securities are shown on, and transfers thereof may be effected only through, records maintained by participants in DTC ("Participants"). Except as described below, Series A Preferred Securities in certificated form will not be issued in exchange for the global certificates.

      A global security shall be exchangeable for Series A Preferred Securities registered in the names of persons other than DTC or its nominee only if (i) DTC notifies the Company that it is unwilling or unable to continue as a depositary for such global security and no successor depositary shall have been appointed, or if at any time DTC ceases to be a clearing agency registered as such under the Exchange Act at a time when DTC is required to be so registered to act as such depositary, or (ii) the Company in its sole discretion determines that such global security shall be so exchangeable. Any global security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in such names as DTC shall direct. It is expected that such instructions will be based upon directions received by DTC from its Participants with respect to ownership of beneficial interests in such global security. In the event that Series A Preferred Securities are issued in definitive form, such Series A Preferred Securities will be in denominations of $10,000 and integral multiples thereof and may be transferred or exchanged at the offices described below.

      Purchases and transfers of Series A Preferred Securities represented by one or more global securities held by DTC or its nominee may be made as described under "-- Book-Entry Issuance". None of the Bank, any Paying Agent, or the registrar for the Series A Preferred Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. In the event Series A Preferred Securities are issued in certificated form, the liquidation preference and dividends will be payable, the transfer of the Series A Preferred Securities will be registrable, and Series A Preferred Securities will be exchangeable for Series A Preferred Securities of other denominations of a like aggregate liquidation preference, at the office of the Company in New York City, or at the offices of any paying agent or transfer agent appointed by the Company provided that payment of any dividend may be made at the option of the Company by check mailed to the address of the persons entitled thereto, by wire transfer or by direct deposit. In addition, if the Series A Preferred Securities are issued in certificated form, the record dates for payment of dividends will be fifteen days prior to the relevant Dividend Payment Date. For a description of DTC and the terms of the depositary arrangement relating to payment, transfers, voting rights, redemptions and other notices and other matters, see "-- Book-Entry Issuance".

PAYMENTS AND PAYING AGENTS

      Payments in respect of the Series A Preferred Securities shall be made to DTC, which shall credit the relevant accounts at DTC on the applicable Dividend Payment Dates or, if the Series A Preferred Securities are not held by DTC, such payments shall be made by wire transfer, direct deposit or check mailed to the address of the holder entitled thereto as such address shall appear on the Register. The paying agent (the "Paying Agent") shall initially be FABC and any co-paying agent chosen by FABC and acceptable to the Company. The Paying Agent shall be permitted to resign as Paying Agent upon 30 days' written notice to the Company. In the event that the Branch shall no longer be the Paying Agent, the Company shall appoint a successor (which shall be a bank or trust company acceptable to the Company) to act as Paying Agent.

REGISTRAR AND TRANSFER AGENT

      FABC will act as registrar and transfer agent for the Series A Preferred Securities.

      Registration of transfers of Series A Preferred Securities will be effected without charge by or on behalf of the Company, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The Company will not be required to register or cause to be registered the transfer of Series A Preferred Securities after such Series A Preferred Securities have been called for redemption.

INDEPENDENT DIRECTOR APPROVAL

      The Charter provides that, so long as any Series A Preferred Securities are outstanding, certain actions by the Company must be approved by a majority of the Independent Directors. For so long as there is only one Independent Director, any action that requires the approval of a majority of Independent Directors must be approved by such Independent Director. In order to be considered "independent," a director must not be a current officer or employee of the Company, the Bank or any affiliate of the Bank or of any person or persons that, in the aggregate, own more than 50% of the Common Securities of the Company. In addition, any members of the Board of Directors elected by holders of the Company's Preferred Securities, including the Series A Preferred Securities, will be deemed to be Independent Directors for purposes of approving actions requiring the approval of a majority of the Independent Directors.

      So long as any Preferred Securities are outstanding, the following actions require the approval of a majority of the Independent Directors: (i) the issuance of additional Preferred Securities ranking on a parity with the Series A Preferred Securities, (ii) any material amendment to or modification of the Trust Agreement pursuant to which the securities are held, (iii) other than during a Shift Period after a shift in dividend preference, the payment of dividends on the Common Securities in any fiscal year in an amount exceeding the amount by which the net income of the Company (determined in accordance with generally accepted accounting principles) for such fiscal year exceeds the stated dividends on the Series A Preferred Securities that would be paid during such fiscal year irrespective of whether dividends on the Series A Preferred Securities are in fact declared and paid, (iv) other than during a Shift Period, redemption or repurchase of Common Securities without the concurrent redemption of a like proportion (based upon the aggregate redemption price) of outstanding Series A Preferred Securities, unless (x) the General Secretariat of the French Banking Commission (Secretariat general de la Commission bancaire) shall have approved such redemption or repurchase and
(y) each Rating Agency then rating the Series A Preferred Securities shall have informed the Company that the redemption or repurchase of such Common Securities would not adversely affect its initial rating of the Series A Preferred Securities, (v) any modification of the Base or the Additional Investment Policy Guidelines, (vi) payment of dividends on the Series A Preferred Securities other than out of net income of the Company, determined without regard to gains and losses resulting from any disposition of securities owned by the Company, or out of contributions by the Bank to the capital of the Company, and
(vii) other than during a Shift Period, disposition of any security owned by the Company prior to its maturity. Additionally, a majority of the Independent Directors, acting alone and without the vote or consent of the other members of the Board of Directors, has the power to cause the Company to enforce the Contingent Support Agreement. Except with respect to enforcement of the Contingent Support Agreement, the Company's Charter provides that the Independent Directors will consider the interests of holders of both the Common Securities and the Preferred Securities, including the Series A Preferred Securities, in determining whether any proposed action requiring their approval is in the best interests of the Company.

TRANSFER RESTRICTIONS; NOTICE TO INVESTORS

      Because of the following restrictions, purchasers are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of Series A Preferred
Securities.

      Each purchaser of the Series A Preferred Securities (including the registered holders of, and any persons who have a beneficial interest in (the "Beneficial Owners"), the Series A Preferred Securities as they exist from time to time, in each case as of the time of purchase and with respect to paragraph 4, on each day from the date of acquisition of the Series A Preferred Securities through and including the date of disposition of such securities) will be deemed to have acknowledged, represented to and agreed with the Company, the Bank and the Initial Purchasers as follows (terms used in this paragraph that are defined in Rule 144A under the Securities Act are used herein as defined therein):

      (1) The purchaser (i) is a qualified institutional buyer,
   (ii) is aware that the sale of the Series A Preferred Securities to it is being made in reliance on Rule 144A, and
   (iii) is acquiring such Series A Preferred Securities for its own account or the account of a qualified institutional buyer.

      (2) The purchaser understands and acknowledges that (i) the Company has not been registered under the 1940 Act in reliance on Rule 3a-7(a)(2)(ii) thereunder and that the Series A Preferred Securities have not been registered under the Securities Act and may not be offered, resold, pledged or otherwise transferred by such purchaser except to a person who is a qualified institutional buyer acquiring for its own account or the account of a person who is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) the Company has the right, at any time, to request that any purchaser of Series A Preferred Securities certify that, as of the time it acquired the Series A Preferred Securities or an interest therein, such purchaser was a qualified institutional buyer, and (iii) if the purchaser was not a qualified institutional buyer at the time it acquired Series A Preferred Securities or an interest therein, the purchaser shall, upon demand of the Company and in any event within ten business days after receiving such demand, sell all of its Series A Preferred Securities or interest therein to a transferee whom such purchaser reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A.

      (3) Certificates evidencing Series A Preferred Securities will bear a legend to the following effect unless the Company and the Bank determine otherwise in compliance with applicable law:

      "THE ISSUER OF THE SERIES A PREFERRED SECURITIES EVIDENCED HEREBY HAS NOT BEEN REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940 AND SUCH SECURITIES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT TO A PERSON WHO IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT ACQUIRING FOR ITS OWN ACCOUNT OR THE ACCOUNT OF A PERSON WHO IS A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, AND, IN EACH CASE, IN COMPLIANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND OTHER JURISDICTIONS."

      (4) The purchaser (A) is not itself, and is not acquiring Series A Preferred Securities with "plan assets" of, an employee benefit or other plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") or an entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (each, a "Plan"), or (B) (1) is itself, or is acquiring Series A Preferred Securities with the assets of, an "investment fund" (within the meaning of Part V(b) of prohibited transaction class exemption ("PTCE") 84-14) managed by a "qualified professional asset manager" (within the meaning of Part V(a) of PTCE 84-14) which has made or properly authorized the decision of such fund to purchase Series A Preferred Securities, under circumstances such that PTCE 84-14 is applicable to the purchase, holding and disposition of such Series A Preferred Securities, (2) is itself, or is acquiring Series A Preferred Securities with the assets of, a Plan managed by an "in-house asset manager" (within the meaning of Part IV(a) of PTCE 96-23) which has made or properly authorized the decision for such Plan to purchase Series A Preferred Securities, under circumstances such that PTCE 96-23 is applicable to the purchase, holding and disposition of such Series A Preferred Securities, (3) is an insurance company pooled separate account purchasing Series A Preferred Securities pursuant to Part I of PTCE 90-1 or a bank collective investment fund purchasing Series A Preferred Securities pursuant to Part I of PTCE 91-38, and in either case, no Plan owns more than 10% of the assets of such account or collective fund (when aggregated with other Plans of the same employer (or its affiliates) or employee organization) and, in either case, such exemption is applicable to the purchase, holding and disposition of such Series A Preferred Securities or (4) is an insurance company using the assets of its general account to purchase the Series A Preferred Securities pursuant to Part I of PTCE 95-60, in which case the reserves and liabilities for the general account contracts held by or on behalf of any Plan, together with any other Plans maintained by the same employer (or its affiliates) or employee organization, do not exceed 10% of the total reserves and liabilities of the insurance company general account (exclusive of separate account liabilities), plus surplus as set forth in the National Association of Insurance Commissioners Annual Statement filed with the state of domicile of the insurer and such exemption is applicable to the purchase, holding and disposition of such Series A Preferred Securities.

      THE FOREGOING RESTRICTIONS WILL APPLY NOTWITHSTANDING ANY
FUTURE REGISTRATION OF THE SERIES A PREFERRED SECURITIES UNDER
THE EXCHANGE ACT. THE SERIES A PREFERRED SECURITIES WILL AT ALL
TIMES REMAIN RESTRICTED AS PROVIDED ABOVE.

BOOK-ENTRY ISSUANCE

      DTC acts as securities depositary for all of the Series A Preferred Securities. The Series A Preferred Securities were issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). Three fully-registered global certificates were issued for the Series A Preferred Securities representing in the aggregate the total number of Series A Preferred Securities and were deposited with DTC.

      DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with Direct Participants, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

      Purchase of Series A Preferred Securities within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series A Preferred Securities on DTC's records. The ownership interest of each actual purchaser of each Series A Preferred Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series A Preferred Securities. Transfers of ownership interests in the Series A Preferred Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series A

Preferred Securities, except in the event that use of the book-entry system for the Series A Preferred Securities is discontinued.

      DTC has no knowledge of the actual Beneficial Owners of the Series A Preferred Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Series A Preferred Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners and the voting rights of Direct Participants, Indirect Participants and Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Redemption notices will be sent to Cede & Co. as the registered holder of the Series A Preferred Securities. If less than all of the Series A Preferred Securities are being redeemed, DTC's current practice is to determine by lot the amount of the interest of each Direct Participant to be redeemed.

      Although voting with respect to the Series A Preferred Securities is limited to the holders of record of the Series A Preferred Securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Series A Preferred Securities. Under its usual procedures, DTC would mail an omnibus proxy to the registrar as soon as possible after the record date. Such omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series A Preferred Securities are credited on the record date (identified in a listing attached to such omnibus proxy).

      Dividend payments on the Series A Preferred Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of DTC, the Paying Agent, the Bank or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of Dividends to DTC is the responsibility of the Paying Agent, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursements of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

      DTC may discontinue providing its services as securities depositary with respect to the Series A Preferred Securities or at any time by giving reasonable notice to the registrar and the Company. In the event that a successor securities depositary is not obtained, definitive certificates representing the Series A Preferred Securities are required to be printed and delivered. The Company, at its option, may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). In any such event, definitive certificates for the Series A Preferred Securities will be printed and delivered.

      The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be accurate, but the Company assumes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

CERTAIN INFORMATION REGARDING BNP

      BNP IS NOT AN ISSUER OR A GUARANTOR OF THE SERIES A PREFERRED SECURITIES OR A REGISTRANT UNDER THIS REGISTRATION STATEMENT, NOR DOES IT PROVIDE ANY CREDIT ENHANCEMENT WITH RESPECT TO THE SERIES A PREFERRED SECURITIES. HOLDERS OF THE SERIES A PREFERRED SECURITIES WILL HAVE NO RECOURSE AGAINST BNP IN THE EVENT OF NON-PAYMENT OF DIVIDENDS OR THE LIQUIDATION PREFERENCE OF THE SERIES A PREFERRED SECURITIES.

      FOR ADDITIONAL INFORMATION WITH RESPECT TO BNP, REFERENCE IS MADE TO THE ANNUAL AND SEMI-ANNUAL REPORTS AND OTHER DOCUMENTS SENT BY BNP TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE EXCHANGE ACT. THE COMPANY WILL SEND A COPY OF ANY SUCH ANNUAL OR SEMI-ANNUAL REPORT TO A SERIES A PREFERRED SECURITYHOLDER UPON REQUEST.

General

      BNP is a French corporation that conducts retail banking activities in France and corporate and private banking and other financial activities both in France and throughout the world. BNP also has numerous subsidiaries and affiliates inside and outside of France that engage in banking and other financial activities. At December 31, 1996, BNP and its consolidated subsidiaries (the "BNP Group") had 2,585 offices (i.e., subsidiaries, branches, agencies, affiliates and representative offices) in France, French overseas departments and territories and 76 foreign countries. At December 31, 1996, the BNP Group had consolidated assets of FF 1,861 billion ($355 billion), consolidated gross customer loans of FF 834 billion ($159.3 billion), consolidated customer deposits (including retail and negotiable certificates of deposit) of FF 832 billion ($158.9 billion) and stockholders' equity (BNP Group's share) of FF 55.6 billion ($10.6 billion). According to the ranking published in July 1997 by The Banker, based on total assets at December 31, 1996, the BNP Group was the second largest banking group in France, the sixth largest banking group in Europe and the fourteenth largest banking group in the world, and based on Tier 1 capital, was the third, ninth and twenty-first largest banking group in France, Europe and the world, respectively, as of such date.

      The BNP Group is engaged in a broad range of banking and financial services activities both in France and abroad, functionally organized in two divisions: Domestic Banking and International Banking and Finance. In France, the retail bank provides a full range of banking services through a network of 2,030 branches and an extensive home banking network. BNP's domestic customers include approximately one-third of France's small and medium-sized companies, roughly 400,000 self-employed customers, private banking customers and approximately 5.3 million retail customers. BNP offers its domestic customers a comprehensive range of financial products and services designed to cover a wide variety of needs, including conventional lending, specialized finance, leasing, leveraged buyouts, factoring, credit insurance, investment banking, mortgage and customer lending, life/endowment insurance, property/casualty insurance (as a broker), savings products and asset management.

      BNP conducts its international corporate and private banking and finance activities (organized within the functional division International Banking and Finance) directly and through an international network of foreign subsidiaries, branches, agencies, affiliates and representative offices. BNP's international operations service four main categories of customers: multinational companies, to which it offers general financing and advisory services; companies, either French or local, to which it offers primarily international trade financing services; high net-worth individual customers, to whom it offers private banking services; and banks and institutional investors, to which it provides capital market and correspondent banking services.

Recent Development

        The French Government recommenced in December 1997 the process of selling a 67% stake in Credit Industriel et Commercial ("CIC"), a French bank with approximately FF 604 billion in assets. The process of privatizing CIC had previously been commenced in the Fall of 1996, prior to being suspended by the Government.

        BNP has again expressed an interest in acquiring CIC, and is currently conducting a detailed review of CIC. BNP's Board of Directors will decide, prior to the deadline of February 23, 1998 set by the Government, whether to submit a binding offer. The Government has announced that an initial group of bidders will be announced in the first half of March 1998 and that the winner of the bidding process should be announced at the end of March 1998.

Governmental Supervision And Regulation Of BNP In France

      The French Banking System

      The French banking system consists primarily of privately-owned banks and financial institutions, as well as a number of state-owned banks and financial institutions, all of which are subject to the same banking laws and regulations. As a result of nationalizations which occurred in 1945 and 1982, ownership of most French banks and of certain French financial institutions was formerly held by the French State. Since 1986, eight state-owned banks have been privatized, including BNP in 1993.

      All French credit institutions are required to belong to a professional organization or central body affiliated with the French Credit Institutions and Investment Firms Association (Association Francaise des Etablissements de Credit et des Entreprises d'Investissement), which represents the interests of credit institutions with the public authorities, provides consultative advice, disseminates information and studies questions relating to banking activities. All registered banks, including BNP, are members of the French Banking Association (Association Francaise des Banques).

      French Supervisory Bodies

      The French banking law (the "Banking Law") sets forth the conditions under which credit institutions (etablissements de credit), including banks, may operate. The Banking Law vests related supervisory and regulatory powers in certain administrative authorities.

      The National Credit and Securities Council (Conseil National du Credit et du Titre), which is chaired by the Minister of the Economy, Finance and Industry with the Governor of the Bank of France (Banque de France), the French central bank, as its vice chairman, is made up of 53 members, consisting of representatives of the French Government and credit institutions, regionally or nationally elected representatives, representatives of unions and qualified personnel and representatives of various economic sectors. The Council is a consultative organization that studies the operation of the banking and financial service industries and participates in the formulation of national credit and monetary policy.

      The Banking Regulatory and Finance Committee (Comite de la Reglementation Bancaire et Financiere), which is chaired by the Minister of the Economy, Finance and Industry establishes general rules for the conditions under which credit institutions operate, including accounting principles, management standards, financial ratios and credit policy, determination of capital requirements and accounting standards applicable to investment companies.

      The Credit Institutions and Investment Firms Committee
(Comite des Etablissements de Credit et des Entreprises d'Investissement) grants banking licenses and makes other specific decisions and grants specific exemptions as provided in applicable banking regulations.

      The Banking Commission (Commission Bancaire), which is chaired by the Governor of the Bank of France, is responsible for the supervision of credit institutions. It supervises the enforcement of laws and regulations applicable to banks and other credit institutions. Banks are required to submit periodic (either monthly or quarterly) accounting reports to the Banking Commission concerning the principal areas of their activity. The Banking Commission may also request additional information which it deems necessary and may carry out on-site inspections. The reports permit close monitoring of the condition of each bank and also facilitate computation of the total deposits of all banks and their use. Where regulations have been violated, the Banking Commission may act as an administrative court and impose sanctions which may include deregistration of a bank, resulting in closure. The Banking Commission also has the power to appoint a temporary administrator to manage provisionally a bank which it deems to be mismanaged. In addition, in its administrative capacity the Commission Bancaire may impose disciplinary sanctions, or appoint a liquidator. These decisions of the Banking Commission may be appealed to the French Supreme Administrative Court (Conseil d'Etat).

      Banking Regulations

      For a discussion of certain regulations relating to capital and solvency applicable to BNP, see "--Solvency Ratios". In addition to the requirements discussed therein, the principal regulations applicable to deposit banks such as BNP concern equity and permanent resources ratios, risk diversification and liquidity, as well as monetary policy, restrictions on equity investments and reporting requirements.

      An equity and permanent resources ratio (coefficient de fonds propres et de ressources permanentes) requires French credit institutions to maintain, as of the end of December of each year, a minimum ratio of 60% between amounts representing equity and related items and amounts representing certain long-term assets denominated in French francs. At December 31, 1996, BNP was in compliance with such requirement.

      French credit institutions must satisfy, on a consolidated basis, certain restrictions relating to concentration of risks (ratio de controle des grands risques). The aggregate of a French credit institution's loans and a portion of certain other exposure (risques) to a single customer may not exceed 40% (25% as of January 1, 1999) of the credit institution's regulatory capital as defined by French capital ratio requirements. If a credit institution has exposure with any customer in amounts exceeding 15% (10% as of January 1, 1999) of the credit institution's regulatory capital, the aggregate amount of exposure with all such customers may not exceed eight times the credit institution's regulatory capital. BNP currently complies with the reduced thresholds.

      Each French credit institution is required to calculate, as of the end of each month, the ratio of the weighted total of certain short-term and liquid assets to the weighted total of short-term liabilities. This liquidity ratio (coefficient de liquidite) is required to exceed 100%. At June 30, 1997, BNP was in compliance with this requirement.

      French credit institutions are required to maintain on deposit in non-interest bearing accounts with the Bank of France (Banque de France) a percentage, fixed by the Bank of France and calculated monthly, of various categories of demand and short-term deposits, currently equal to 1% of deposits with maturities of less than 10 days and pass-book account deposits and 0.5% of various kinds of term deposits with maturities of up to one year.

      BNP's commercial banking operations in France are also significantly affected by monetary policies established from time to time by the Bank of France. In addition to the reserve requirements outlined above, measures currently in force to carry out such policies include a prohibition of interest on certain demand deposits and a ceiling on interest rates for various forms of deposits with a maturity of less than one month. Commercial banking operations, particularly in their fixing of short-term interest rates, are also affected in practice by the rates at which the Bank of France intervenes in the French domestic interbank market.

      French credit institutions are subject to restrictions on equity investments and, subject to certain specified exemptions for short-term investments and investments in financial institutions and insurance companies, "qualifying shareholdings" held by credit institutions must comply with the following requirements: (a) no qualifying shareholding may exceed 15% of regulatory capital of the concerned credit institution and (b) aggregate qualifying shareholdings may not exceed 60% of regulatory capital of the concerned credit institution. An equity investment is a qualifying shareholding for purposes of these provisions if (i) it represents more than 10% of the share capital or votes available to the shareholdings of the company in which the investment is made or (ii) it provides, or is acquired with a view to providing, a "significant influence" (as defined below) in such company.

      French regulations permit only licensed credit institutions to engage in banking activities on a regular basis.
Correlatively, institutions licensed as credit institutions may not, on a regular basis, engage in activities other than banking, bank-related activities and a limited number of non-banking activities determined pursuant to the regulations issued by the Banking Regulatory Committee. A regulation issued in November
1986 by the Committee sets forth an exhaustive list of such non-banking activities and requires revenues from such activities to be limited in the aggregate to a maximum of 10% of total net revenues.

      Accounting Rules

      French credit institutions are subject to special accounting rules, including rules requiring specific methods of presenting financial statements, the full, proportional or equity method consolidation of other entities controlled singly or jointly by them or in which they have a "significant influence" (influence notable, usually construed as controlling at least 20% of voting rights), a fiscal year corresponding to the calendar year, the availability of audited accounts no later than May 31 of the following year, the filing on a regular basis of financial statements and other documents with the Banking Commission, and the publication of financial statements in a legal publication.

      Examination

      The principal means used by the Banking Commission to ensure compliance by large deposit banks with applicable regulations is the examination of the detailed periodic (monthly or quarterly) financial statements and other documents that such banks are required to submit to the Banking Commission on a regular basis. In the event that any such examination reveals a material adverse change in the financial condition of a bank, an inquiry would be made, which could be followed by an inspection. The Banking Commission may also inspect banks on an unannounced basis.

      In addition, the process of regulation and inspection of French credit institutions is supplemented by the requirement that the financial statements of credit institutions be audited by independent auditors.

      Reporting Requirements

      In addition to furnishing to the Banking Commission the detailed monthly report mentioned above, credit institutions must also report monthly (and, with respect to lease financings, quarterly) to the Bank of France the names (and related amounts of certain customers (principally companies and individuals engaged in commercial activities)) having loan utilization exceeding FF 700,000. The Bank of France then returns to each credit institution a list stating, as to that credit institution's customers, total loan utilizations from all reporting credit institutions. In BNP's case the information to and from the Bank of France is supplied at the branch level.

      Credit institutions must make periodic reports, collectively referred to as etats periodiques, to the Banking Commission. The etats periodiques comprise principally (i) a statement of the activity of the concerned institution during the relevant period (situation), to which are attached exhibits that provide a more detailed breakdown of the amounts involved in each category, (ii) a statement of income, together with exhibits, and
(iii) certain additional data relating to operations (indicateurs d'activite) such as the number of employees, client accounts and branches.

Stockholders' Equity and Solvency Ratios

         Stockholders' Equity

                                                     At December 31,
                                                     ---------------
                                                    1996        1995
                                                    ----        ----
                                                    (FF in millions)
                                                    ----------------
Consolidated stockholders' equity, BNP Group's
share*...........................................   55,552     48,642
Minority interests*..............................    1,882      2,212
                                                   -------    -------
Consolidated stockholders' equity, including
minority interests*..............................   57,434     50,854
                                                    ======     ======
--------------
*  After appropriation of income.

      The BNP Group's share of consolidated stockholders' equity amounted to FF 55.6 billion at December 31, 1996, up 14.2% from December 31, 1995. This increase resulted principally from the increase in appropriations to reserves of undistributed earnings in 1996 (FF 2.7 billion) and a FF 2.4 billion capital increase pursuant to the stock-for-stock public tender offer launched by BNP for its subsidiaries BNP Espana and Compagnie d'Investissements de Paris. Other items accounting for the increase were (i) the payment of dividends in the form of shares and a capital increase reserved to employees (totalling FF 0.4 billion), (ii) the effect of ceasing to carry Union des Assurances de Paris ("UAP") under the equity method, and thus eliminating the impact on the BNP Group's financial statements of holding its own stock via the reciprocal shareholding with UAP (FF 1.0 billion), and (iii) the effects of exchange rate fluctuations and other (FF 0.4 billion).

      At December 31, 1996, the BNP Group's consolidated stockholders' equity including minority interests amounted to FF
57.4 billion. Minority interests in BNP's consolidated stockholders' equity decreased by 14.9% primarily due to the acquisition of the stockholders' equity of Compagnie d'Investissements de Paris following the stock-for-stock public tender offer. This factor more than offset the impact of the issue of FF 393 million of preferred shares by BNP's U.S. subsidiary BancWest Corporation.

                                      At June 30, 1997   At December 31, 1996
                                      ----------------   --------------------
                                      (FF in millions)     (FF in millions)
Consolidated stockholders' equity,
BNP Group's share*..................       59,803               56,672
Minority interests*.................        1,902                1,959
                                            -----                -----
Consolidated stockholders' equity,
including minority interests*.......       61,705               58,631
                                           ======               ======

--------------
*  Before appropriation of income.

      The BNP Group's share of consolidated stockholders' equity amounted to FF 59.8 billion at June 30, 1997, up 5.5% from December 31, 1996. This increase resulted principally from the FF 229 million capital increase pursuant to the stock-for-stock public tender offer launched by BNP on its subsidiary BNP Intercontinentale, the effects of exchange rate fluctuations and other items (FF 978 million) and net income attributable to the BNP Group for the six months ended June 30, 1997 (FF 3.044 billion), which more than offset the dividend paid with respect to the 1996 fiscal year (FF 1.120 billion). At June 30, 1997, the BNP Group's consolidated stockholders' equity including minority interests amounted to FF 61.7 billion, up 5.2% from December 31, 1996.

      Solvency Ratios

            BIS Ratios

      In 1988, the Basle Committee on Banking Regulations and Supervisory Practices, a committee consisting of representatives of the central banks and supervisory authorities from the so-called "Group of Ten" countries (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, the United Kingdom and the United States) and Luxembourg that meet at the Bank for International Settlements, issued a capital accord setting out standards for risk-weighting and minimum ratios of regulatory capital to risk-weighted assets. The BIS standards contained in the accord have been widely adopted by bank regulatory authorities throughout the world, including regulatory authorities in France. Under the BIS standards, the risk-based capital ratio is determined by allocating assets and specified off-balance sheet financial instruments into four weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk. Banks located in the Group of Ten countries that conduct activities in foreign currencies amounting to more than one-third of their consolidated assets must comply with a minimum ratio of total capital to risk-weighted assets of 8% and a minimum ratio of Tier 1 capital to risk-weighted assets of 4%.

      The total risk-based capital ratio represents the ratio of total capital (Tier 1 capital plus supplementary capital) to risk-weighted assets (which equals assets plus the credit risk equivalent of certain off-balance sheet items, each multiplied by the appropriate risk weight). Tier 1 capital essentially consists of stockholders' equity, noncumulative perpetual preferred stock and minority interests in consolidated subsidiaries, less certain intangible assets. Supplementary capital includes, among other things, certain qualifying subordinated debt and a portion of general loan loss reserves. The Tier 1 risk-based capital ratio represents the ratio of Tier 1 capital to risk-weighted assets.

      The following table sets forth BNP's risk-weighted assets, Tier 1 and Tier 2 capital and BIS ratios for the dates indicated:

                             At June 30,        At December 31,
                             -----------       ------------------
                                1997           1996          1995
                              (FF in billions, except percentages)
Weighted risks.............   1,162.1        1,129.3       1,022.1
   Tier 1 capital..........      65.5           60.8          56.1
   Tier 2 capital..........      45.9           42.1          36.7
   Total capital ratio.....       9.6%           9.1%          9.1%
   Tier 1 capital ratio....       5.6%           5.4%          5.5%

      In 1996 BNP's Tier 1 and 2 capital increased in line with its weighted risks (10.8% or FF 10.1 billion, and 10.5%, respectively). As a result, the Total Capital ratio remained unchanged as compared to 1995 at 9.1%. Tier 1 capital increased by FRF 4.7 billion; the increase in stockholders' equity (FF 6.6 billion) more than offset the decrease in the reserve for general banking risks (FF 1.8 billion). Tier 2 capital increased by FRF
5.4 billion as a result of the issuance of undated floating-rate subordinated notes and other subordinated debt securities. The increase in weighted assets resulted from the sharp increase in business conducted by the international network, as well as the effect of fluctuating exchange rates.

      BNP closely monitored its capital ratios during the six months ended June 30, 1997 and weighted risks accordingly increased by only 2.9%. BNP reinforced its Tier 1 and Total Capital by 7.8% and 8.3%, respectively. The FF 4.7 billion increase in Tier 1 capital was due to the increase in stockholders' equity, itself due particularly to net income for the six months ended June 30, 1997. The FF 3.8 billion increase in Tier 2 capital resulted from the issuance of undated floating-rate subordinated notes and other subordinated debt securities.

            CAD Ratio

      In 1993, the Council of the European Community adopted a Capital Adequacy Directive for credit institutions and investment enterprises under which member States were required to adopt regulations to supplement the solvency rules so as to take into account risks associated with a bank's trading activities in addition to credit risk. In 1995, the Banking Regulatory and Finance Committee adopted Regulation 95-02 (the "CAD Regulation") to implement the Capital Adequacy Directive. Effective as of January 1, 1996, the CAD Regulation subjects French banks to capital adequacy requirements with respect to their trading activities that are supplemental to the capital adequacy requirements applicable to a bank's commercial banking activities. The CAD Regulation specifies standards for a bank's trading activities designed to reflect interest rate risk, market risk and settlement risk. The CAD Regulation also requires banks to maintain additional capital measured by reference to the foreign exchange risk of all their activities, including commercial banking and trading. The minimum CAD ratio is 100%.

      At June 30, 1997 and December 31, 1996, the BNP Group's total need for stockholders' equity, determined in accordance with the CAD Regulation, may be analyzed as shown in the following table:

                                              At June 30,     At December 31,
                                              -----------     ---------------
                                                  1997              1996
                                                  ----              ----
                                                       (FF in billions)
For credit risk exposure (excluding the
trading portfolio).........................       85.3              82.1
For market risk exposure:
   For interest-rate risk exposure.........        4.8               4.3
   For stock price risk exposure...........        1.0               1.2
   For settlement/counterparty risk
   exposure................................        1.7               1.6
   For currency risk exposure..............        0.4               0.2
                                               -------            ------
       Total for market risk
       exposure............................        7.9               7.3
                                               -------            ------
For large risk exposure....................         --                --
                                               -------            ------
       Total...............................       93.2              89.4

      BNP's ratio of available stockholders' equity to required stockholders' equity, determined in accordance with the CAD
Regulation, stood at 127% at June 30, 1997 and 120% at December
31, 1996.

Item 12.  Indemnification of Directors and Officers

      The Company's By-Laws, which are filed as Exhibit 3.3 to this Form 10, provide that the Company will indemnify its directors and officers to the full extent permitted under the Delaware Limited Liability Company Act for damages incurred as a result of such director or officer being made or being threatened to be made a party to any action, suit or proceeding, whether civil criminal, administrative or investigative, except as a result of such director's or officer's gross negligence or willful misconduct.

      In addition, the Bank also maintains group insurance coverage for the benefit of directors and officers of its direct and indirect subsidiaries, including the Company, with respect to many types of claims that may be made against them.

Item 13.   Financial Statements and Supplementary Data

                Report of Independent Accountants





To the Board of Directors and
Shareholders of BNP U.S. Funding,
L.L.C.

In our opinion, the accompanying balance sheet and the related statements of income and and cash flows present fairly, in all material respects, the financial position of BNP U.S. Funding L.L.C. as of December 31, 1997, and the results of its operations and its cash flows for the period from December 5, 1997 (inception) through December 31, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


                                         /s/ PRICE WATERHOUSE LLP


New York, New York
February 4, 1998

                      BNP U.S. FUNDING L.LC.

                           BALANCE SHEET
                       at December 31, 1997
                 (in thousands, except share data)





ASSETS:
Cash and cash equivalents                             $   33,762
Securities, at cost (market value - $997,748)            995,398
Accrued interest receivable                                5,144
                                                      ----------
TOTAL ASSETS                                          $1,034,304
                                                      ==========
LIABILITIES:
Accrued expenses                                      $       34
Due to affiliates                                             12
                                                      ----------
TOTAL LIABILITIES                                             46
                                                      ----------
Redeemeable common securities, par value $10,000
per security; 150,000 securities authorized, 53,011
securities issued and outstanding                         530,110
                                                      ----------

Preferred securities, liquidation preference
$10,000 per security; 150,000 securities
authorized, 50,000 securities issued and
outstanding                                              500,000

Common securities, par value $10,000 per                 530,110
security; 150,000 securities authorized,
53,011 securities issued and outstanding

Additional paid in capital                                     6

Retained earnings                                          4,142
                                                      ----------

REDEEMABLE COMMON SECURITIES, PREFERRED
SECURITIES AND SECURITYHOLDERS' EQUITY                 1,034,258
                                                      ----------
TOTAL LIABILITIES AND REDEEMABLE COMMON
SECURITIES, PREFERRED SECURITIES AND
SECURITYHOLDERS' EQUITY                               $1,034,304
                                                      ==========


The accompanying Notes to Financial Statements are an integral part of these Statements.

                      BNP U.S. FUNDING L.L.C.

                        STATEMENT OF INCOME

     For the period from December 5, 1997 (inception) through
                        December 31, 1997
                (in thousands, except share data)


INTEREST INCOME:

Collateralized Mortgage Obligations:
     Floating-rate REMICs                             $     1,175
     Fixed-rate REMIC                                         225
Mortgage Backed Securities:
     Agency ARMs                                            1,443
     Agency Hybrid ARMs                                       708
Treasury Notes                                                612
Interest on deposits                                           25
                                                      -----------
                                                            4,188
                                                      -----------
NONINTEREST EXPENSE:

Fees and expenses                                              46
                                                      -----------

NET INCOME APPLICABLE TO PREFERRED AND
REDEEMABLE COMMON SECURITIES                          $     4,142
                                                      ===========

NET INCOME PER REDEEMABLE COMMON SECURITY             $     78.14
                                                      ===========

The accompanying Notes to Financial Statements are an integral part of these Statements.

                      BNP U.S. FUNDING L.L.C.

      STATEMENT OF CHANGES IN REDEEMABLE COMMON SECURITIES,
         PREFERRED SECURITIES AND SECURITYHOLDERS' EQUITY

         For the period from December 5, 1997 (inception)
                    through December 31, 1997
                          (in thousands)


REDEEMABLE COMMON SECURITIES:

Issuance upon incorporation (October 14, 1997)        $          10
Issuance on December 5, 1997                                530,100
                                                      -------------
Balance at December 31, 1997                                530,110
                                                      -------------
PREFERRED SECURITIES:

Private placement on December 5, 1997                 $     500,000
                                                      -------------
Balance at December 31, 1997                                500,000
                                                      -------------
ADDITIONAL PAID IN CAPITAL:

Issuance of Common Securities on December 5, 1997                 6
                                                      -------------
Balance at December 31, 1997                                      6
                                                      -------------
RETAINED EARNINGS:

Net income                                                    4,142
                                                      -------------
Balance at December 31, 1997                                  4,142
                                                      -------------
TOTAL REDEEMABLE COMMON SECURITIES,
PREFERRED SECURITIES AND SECURITYHOLDERS'
EQUITY                                                $   1,034,258
                                                      =============

The accompanying Notes to Financial Statements are an integral part of these Statements.

                      BNP U.S. FUNDING L.L.C.

                      STATEMENT OF CASH FLOWS

         For the period from December 5, 1997 (inception)
                    through December 31, 1997
                          (in thousands)

OPERATING ACTIVITIES:

Net income                                              $    4,142

Adjustments to reconcile net income to cash provided by operations:

      Decrease in interest receivable                          337
      Decrease in unamortized premium                          262
      Increase in accrued expenses                              34
      Increase in due to affiliates                             12
                                                        ----------
Net cash provided from operations                            4,787

INVESTING ACTIVITIES:

Purchase of investment securities portfolio:
      Floating-rate REMICs                                (268,316)
      Fixed-rate REMIC                                    (46,839)
      Agency ARMs                                         (370,801)
      Agency Hybrid ARMs                                  (176,194)
      U.S. Treasury Notes                                 (140,000)
      Premium paid                                         (22,484)
      Interest receivable                                   (5,481)
Principal payments received                                 28,974

Net cash used by investing activities                   (1,001,141)
                                                        ----------
FINANCING ACTIVITIES:
Proceeds from preferred securities issuance                500,000
Proceeds from common securities issuance                   530,106
                                                        ----------

Net cash provided by financing activities                1,030,106
                                                        ----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                   33,752

CASH AND CASH EQUIVALENTS AT DECEMBER 5, 1997                   10
                                                        ----------

CASH AND CASH EQUIVALENTS AT DECEMBER 31, 1997
                                                           $33,762


The accompanying Notes to Financial Statements are an integral part of these Statements.

BNP U.S. FUNDING L.L.C.
December 31, 1997
NOTES TO FINANCIAL STATEMENTS



NOTE 1--ORGANIZATION AND BASIS OF PRESENTATION

BNP U.S. Funding L.L.C. (the "Company") is a Delaware limited liability corporation formed on October 14, 1997 for the purpose of acquiring and holding Eligible Securities (as defined in Item 1 of this Form 10) that will generate net income for distribution to the holders of its Series A Preferred Securities and its redeemable Common Securities. The Company is a wholly owned subsidiary of the New York Branch (the "Branch") of Banque Nationale de Paris (the "Bank" or "BNP"). BNP is a French corporation that conducts retail banking activities in France and corporate and private banking and other financial activities both in France and throughout the world.

The Company was initially capitalized on October 14, 1997 with the issuance to the Branch of one share of the Company's redeemable common securities, $10,000 par value (the "Common Securities"). On December 5, 1997, the Company commenced operations concurrent with the issuance of 50,000 noncumulative preferred securities, Series A, liquidation preference $10,000 per security, (the "Series A Preferred Securities") to qualified institutional buyers, and the issuance of 53,010 of Common Securities to the Branch. These issuances raised in the aggregate $1,030,115,873 of net capital (including $5,873 of additional paid in capital). This entire amount was used to purchase from the Branch a portfolio of securities at their estimated fair values.

The accounting and financial reporting policies of the Company conform to U.S. generally accepted accounting principles and current industry practices. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and revenues during the reporting period. Actual results could differ from those estimates.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT SECURITIES:

Management's intent is to hold securities of the Company until maturity or until the underlying mortgage obligation is paid.
Therefore, the portfolio is classified as "held-to-maturity" and is accounted for at amortized cost.

Interest on securities is included in interest income and is recognized using the interest method.

Premiums and discounts are amortized based on the weighted average life of the securities and are recognized in interest income.

CASH AND CASH EQUIVALENTS:

Cash and cash equivalents include cash and short-term deposits with original maturities of three months or less.

ISSUANCE COSTS:

All costs of issuance were incurred by BNP directly and not through the Branch or Company.

DIVIDENDS:

Dividends on the Series A Preferred Securities, when, as and if declared by the Company's Board of Directors, are payable semi-annually in arrears on a non-cumulative basis on the fifth day of June andDecember of each year, commencing June 5, 1998, at a rate per annum of 7.738% of the liquidation preference through and including December 5, 2007. Thereafter, dividends, when, as and if declared by the Company's Board of Directors, will be payable quarterly in arrears on the third Wednesday of March, June, September, and December of each year and will be calculated on a weekly basis in each quarter at a rate per annum of the liquidation preference equal to 2.8%

BNP U.S. FUNDING L.L.C.
December 31, 1997
NOTES TO FINANCIAL STATEMENTS



per annum above one-week LIBOR for the week concerned as determined on the related LIBOR Determination Date.

Holders of common securities are entitled to receive dividends when, as and if declared by the Company's Board of Directors out of the Company's net income not required to be applied to fund dividends with respect to the Series A Preferred Securities.

If the Bank's financial condition were to deteriorate with the consequence that a Shift Event (as defined below) were to occur, substantially all of the Common Securities would be redeemed automatically without prior redemption of the Series A Preferred Securities and dividends payable on each share of Series A Preferred Securities could be substantially reduced or completely eliminated. In addition, if the Bank's Tier 1 risk-based capital ratio were to decline below the minimum percentage required by French banking regulations (currently 4%), the Company would pay a special dividend consisting of all of the Company's net assets (other than assets having a total market value of approximately $40 million) to the Bank as holder of the Common Securities,

A "Shift Event" would be deemed to have occurred if (i) the Bank's total risk-based capital ratio or Tier l risk-based capital ratio were to decline below the minimum percentages required by French banking regulations, (ii) the Bank were to become subject to certain specified receivership proceedings or
(iii) the French Banking Commission (Commission bancaire), in its sole discretion, were to notify the Bank and the Company that it has determined that the Bank's financial condition was deteriorating such that either of the foregoing clauses (i) or
(ii) would apply in the near term. French banking regulations currently require French banks to maintain a minimum total risk-based capital ratio of at least 8.0% and a minimum Tier 1 risk-based capital ratio of at least 4.0%.

NET INCOME PER COMMON SECURITY:

Net income per common security is calculated by dividing net income after preferred dividends by the weighted average number of Common Securities outstanding.

If dividends had been declared at year end on the Series A Preferred Securities for the period from December 5, 1997 through December 31, 1997, the amount of such dividend would have been approximately $2,686,806. Under this scenario, "net income applicable to common securities" and "net income per common security" would have been $1,455,442 and $27.46, respectively.

INCOME TAXES:

The Company expects to be treated as a partnership for U.S. Federal income tax purposes. Because a partnership is not a taxable entity, the Company will not be subject to U.S. federal income tax on its income. Instead, each securityholder is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. Federal tax liability. Accordingly, the Company has made no provision for income taxes in the accompanying income statement.

BNP U.S. FUNDING L.L.C.
December 31, 1997
NOTES TO FINANCIAL STATEMENTS



NOTE 3--INVESTMENT SECURITIES:

The amortized cost and fair value of securities held for investment on December 31, 1997 were as follows: ($ in 000's):

                                        Gross        Gross
                          Amortized   Unrealized   Unrealized     Fair
                             Cost       Gains        Losses       Value
                          =========   ==========   ==========     =====
Collateralized Mortgage
Obligations:
   Floating-rate REMICs    $263,209   $  118       $  585       $262,742
   Fixed-rate REMIC          46,837       --          607         46,230
Mortgage Backed
 Securities:
   Agency ARMs              360,343    1,283          909        360,717
   Agency Hybrid ARMs       178,405    2,271           --        180,676
U.S. Treasury Notes         146,604      779           --        147,383
                           --------   ------       ------       -------
   Total                   $995,398   $4,451       $2,101       $997,748
                           ========   ======       ======       ========



The breakdown of the Company's securities held for investment by category and expected maturity distribution (stated in terms of amortized cost), is summarized below ($ in 000's):

                           Due in  Due after
                              1         1      Due after
                            year     through   5 through   Due after
                           or less   5 years    10 years   10 years    Total
                          --------  --------   ---------   ---------   -----
Collateralized Mortgage
 Obligations:
   Floating-rate REMICs   $ 1,470   $261,739   $     --    $    --   $263,209
   Fixed-rate REMIC            --         --         --     46,837     46,837
Mortgage Backed
Securities:
   Agency ARMs                 --         --    360,343         --    360,343
   Agency Hybrid ARMs          --         --    178,405         --    178,405
U.S. Treasury Notes            --         --    146,604         --    146,604
                           -------   -------   --------    -------   --------
   Total                   $ 1,470  $261,739   $685,352    $46,837   $995,398
                           =======  ========   ========    =======   ========

Actual maturities may differ from maturities shown above due to prepayments.

The breakdown of the Company's securities held for investment by category and yield is summarized below:

                           Due in  Due after
                              1         1      Due after
                            year     through   5 through   Due after
                           or less   5 years    10 years   10 years    Total
                          --------  --------   ---------   ---------   -----

Collateralized Mortgage
Obligations:
   Floating-rate REMICs     6.22%     6.34%          -%         -%      6.34%
   Fixed-rate REMIC            -         -           -       6.92       6.92
Mortgage Backed
Securities:
   Agency ARMs                 -         -        5.62          -       5.62
   Agency Hybrid ARMs          -         -        5.66          -       5.66
U.S. Treasury Notes            -         -        5.86          -       5.86
                           -----     -----       -----      -----      -----
   Total                    6.22%     6.34%       5.68%      6.92%      5.92%

BNP U.S. FUNDING L.L.C.
December 31, 1997
NOTES TO FINANCIAL STATEMENTS



NOTE 4--DIVIDENDS:

No dividends were declared on either the Series A Preferred
Securities or the Common Securities during the period from December 5, 1997 (inception) to December 31, 1997.

NOTE 5--RELATED PARTY TRANSACTIONS:

The Company entered into a Services Agreement with the Branch on December 5, 1997 pursuant to which the Branch manages the securities portfolio of the Company and performs other administrative functions for a fee of $50,000 per annum.

French American Banking Corporation (FABC), an affiliate of BNP, serves as the dividend paying agent, registrar, and transfer agent with respect to the Series A Preferred Securities. The Company will pay FABC an upfront fee of $4,000 and a fee of $4,000 per annum for these services.

The Company maintains a credit balance account with the Branch for clearing certain transactions.

All of the Company's officers and employees and all but one of the members of the Company's Board of Directors are officers and employees of the Branch or BNP.

NOTE 6--FAIR VALUE OF FINANCIAL INSTRUMENTS:

The fair values of securities at December 31, 1997 were obtained from independent market sources and are summarized in Note 3. The fair value of cash and cash equivalents, accrued interest receivable, accrued expenses, and due to affiliates approximates carrying value. The fair value of investment securities, as shown in Note 3, approximates the market value.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

      Not applicable.

Item 15.   Financial Statements and Exhibits

      (a)  Financial Statements filed as part of this Form 10

      The following are included in Item 13 of this form 10:

          Report of Independent Auditors;

          Consolidated Balance Sheet at December 31, 1997;

          Consolidated Statement of Income for the period from December 5, 1997 (inception) through
          December 31, 1997;

          Consolidated Statement of Changes in Redeemable
          Common Securities, Preferred Securities and
          Securityholders' Equity for the period from December 5, 1997 (inception) through December 31,
          1997;

          Consolidated Statement of Cash Flows for the period from December 5, 1997 (inception) through
          December 31, 1997; and

          Notes to the Consolidate Financial Statements.

      (b)  Exhibits filed as part of this Form 10

      The Exhibits described in the Exhibit List immediately following the signature page of this Form 10 (which is incorporated by reference) are hereby filed as part of this Form
10.

      (c)  Financial Statement Schedules

      None.

                            SIGNATURES



      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               BNP U.S. Funding L.L.C.


                               By: /s/ Eric Deudon
                                  ---------------------------
                                  Name: Eric Deudon
                                  Title: President and Director

                               Date: February 6, 1998


                               By: /s/ Jean-Pierre Beck
                                  ---------------------------
                                  Name: Jean-Pierre Beck
                                  Title: Director

                               Date: February 6, 1998

                          Exhibit Index
                          -------------

Exhibit
Number      Description
-------     -----------

 3.1 Certificate of Formation of the Company, dated October 14, 1997

 3.2        Amended and Restated Limited Liability
            Company Agreement of the Company dated
            December 5, 1997

 3.3        By-Laws of the Company

 4.1        Form  of Series A Preferred Security
            Global Certificate

10.1        Trust Agreement between the Company and
            Citibank N.A. dated December 1, 1997

10.2        Portfolio Securities Purchase Agreement
            between the Company and the Branch dated
            December 1, 1997

10.3        Services Agreement between the Company
            and the Branch dated December 5, 1997

10.4        Contingent Support Agreement between the
            Company and the Bank dated December 5, 1997

10.5 Registration Agreement among the Company, the Bank and the Initial Purchasers dated
            December 5, 1997